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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: December 6, 2002	By "Norie C. Campbell" Name: Norie C. Campbell Title: Associate Vice President, Legal

147TH Annual Statement 2002 Year Ended October 31

  Table of contents

CONSOLIDATED FINANCIAL STATEMENTS
2	Independent auditors' report to the directors
3	Consolidated balance sheet
4	Consolidated statement of operations
5	Consolidated statement of changes in shareholders' equity
6	Consolidated statement of cash flows
7	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
39	PRINCIPAL SUBSIDIARIES

Consolidated financial statements

Independent auditors' report to the directors

        We have audited the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2002 and 2001, and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 27, 2002

Comments by auditor for U.S. readers on Canada-U.S. reporting difference

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of The Toronto-Dominion Bank's consolidated financial statements, such as the changes described in Note 1 to the consolidated financial statements. Our report to the directors dated November 27, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the consolidated financial statements.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 27, 2002

Consolidated balance sheet

	As at October 31
	2002	2001
	(millions of dollars)
ASSETS
Cash resources
Cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	$1,902	$1,961
Interest-bearing deposits with other banks	4,636	3,984

	6,538	5,945

Securities purchased under resale agreements	13,060	20,205

Securities (Note 2)
Investment	28,802	31,010
Trading	53,395	66,184

	82,197	97,194

Loans (net of allowance for credit losses) (Note 3)
Residential mortgages	52,784	50,807
Consumer instalment and other personal	36,332	31,126
Business and government	33,511	37,740

	122,627	119,673

Other
Customers' liability under acceptances	7,719	9,122
Trading derivatives' market revaluation (Note 15)	25,739	21,435
Intangible assets (Note 5)	3,383	4,381
Goodwill (Note 5)	3,134	2,298
Land, buildings and equipment (Note 6)	1,634	1,832
Other assets	12,009	5,753

	53,618	44,821

Total assets	$278,040	$287,838

LIABILITIES
Deposits (Note 7)
Personal	100,942	$95,982
Banks	16,800	23,173
Business and government	71,448	74,759

	189,190	193,914

Other
Acceptances	7,719	9,122
Obligations related to securities sold short	17,058	21,436
Obligations related to securities sold under repurchase agreements	8,655	14,637
Trading derivatives' market revaluation (Note 15)	25,954	21,770
Other liabilities	10,830	7,391

	70,216	74,356

Subordinated notes and debentures (Note 8)	4,343	4,892

Non-controlling interest in subsidiaries (Note 9)	1,250	1,272

SHAREHOLDERS' EQUITY
Capital stock (Note 10)
Preferred	1,485	1,492
Common	2,846	2,259
Retained earnings	8,710	9,653

	13,041	13,404

Total liabilities and shareholders' equity	$278,040	$287,838

A. Charles Baillie	W. Edmund Clark
Chairman and Chief Executive Officer	President and Chief Operating Officer

        See Notes to consolidated financial statements page 7

Consolidated statement of operations

	For the years ended October 31
	2002	2001	2000
	(millions of dollars)
Interest income
Loans	$7,796	$10,154	$9,956
Securities	3,678	3,926	3,245
Deposits with banks	277	391	474

	11,751	14,471	13,675

Interest expense
Deposits	4,886	8,284	8,794
Subordinated notes and debentures	214	297	251
Other obligations	1,351	1,499	1,025

	6,451	10,080	10,070

Net interest income	5,300	4,391	3,605
Provision for credit losses (Note 3)	2,925	920	480

Net interest income after credit loss provision	2,375	3,471	3,125

Other income
Investment and securities services	2,085	2,205	2,640
Credit fees	415	425	545
Net investment securities gains	26	216	382
Trading income	529	1,318	1,225
Service charges	596	561	441
Loan securitizations (Note 4)	218	272	236
Card services	249	249	233
Insurance	375	326	198
Trust fees	76	86	75
Gains on sale of investment real estate (Note 19)	—	350	—
Gain on sale of mutual fund record keeping and custody business (Note 19)	40	—	—
Other	320	439	425

	4,929	6,447	6,400

Net interest and other income	7,304	9,918	9,525

Non-interest expenses
Salaries and employee benefits (Note 11)	3,566	3,708	3,399
Occupancy including depreciation	605	592	498
Equipment including depreciation	661	656	561
Amortization of intangible assets (Note 5)	998	1,292	1,203
Amortization of goodwill (Note 5)	—	198	142
Restructuring costs (Note 20)	—	239	475
Other	1,922	1,969	1,849

	7,752	8,654	8,127

Income (loss) before provision for (benefit of) income taxes	(448)	1,264	1,398
Provision for (benefit of) income taxes (Note 12)	(406)	(164)	296

Income (loss) before non-controlling interest in subsidiaries	(42)	1,428	1,102
Non-controlling interest in net income of subsidiaries	34	45	77

Net income (loss)	(76)	1,383	1,025
Preferred dividends (Note 10)	84	83	56

Net income (loss) applicable to common shares	$(160)	$1,300	$969

Average number of common shares outstanding (thousands) (Note 21)
— basic	641,046	627,047	621,585
— diluted	646,946	635,500	632,100
Earnings (loss) per common share (Note 21)
— basic	$(.25)	$2.07	$1.56
— diluted	(.25)	2.05	1.53
Dividends per common share	1.12	1.09	.92

        See Notes to consolidated financial statements page 7

Consolidated statement of changes in shareholders' equity

	For the years ended October 31
	2002	2001	2000
	(millions of dollars)
Preferred shares (Note 10)
Balance at beginning of year	$1,492	$1,251	$833
Proceeds from share issues	—	225	410
Translation adjustment on shares issued in a foreign currency	(7)	16	8

Balance at end of year	1,485	1,492	1,251

Common shares (Note 10)
Balance at beginning of year	2,259	2,060	2,006
Issued on acquisition of subsidiaries	—	181	41
Proceeds from shares issued for cash	400	—	—
Proceeds from shares issued on exercise of options	13	18	13
Proceeds from shares issued as a result of dividend reinvestment plan	174	—	—

Balance at end of year	2,846	2,259	2,060

Retained earnings
Balance at beginning of year	9,653	9,039	8,694
Net income (loss)	(76)	1,383	1,025
Preferred dividends	(84)	(83)	(56)
Common dividends	(718)	(684)	(572)
Foreign currency translation adjustments, net of income taxes	(32)	171	2
Stock options settled in cash, net of income taxes	(25)	(39)	(41)
Obligations arising from adoption of accounting standard for employee future benefits, net of income taxes (Note 1)	—	(132)	—
Other	(8)	(2)	(13)

Balance at end of year	8,710	9,653	9,039

Total common equity	11,556	11,912	11,099

Total shareholders' equity	$13,041	$13,404	$12,350

        See Notes to consolidated financial statements page 7

Consolidated statement of cash flows

	For the years ended October 31
	2002	2001	2000
	(millions of dollars)
Cash flows from (used in) operating activities
Net income (loss)	$(76)	$1,383	$1,025
Adjustments to determine net cash flows
Provision for credit losses	2,925	920	480
Restructuring costs	—	239	475
Depreciation	312	317	260
Amortization of intangible assets	998	1,292	1,203
Amortization of goodwill	—	198	142
Gains on sale of investment real estate	—	(350)	—
Gain on sale of mutual fund record keeping and custody business	(40)	—	—
Net investment securities gains	(26)	(216)	(382)
Changes in operating assets and liabilities
Future income taxes	(1,017)	(1,210)	(831)
Current income taxes payable	249	(78)	(233)
Interest receivable and payable	(422)	(249)	288
Trading securities	12,789	(7,887)	(7,233)
Unrealized gains and amounts receivable on derivatives contracts	(4,304)	(7,177)	(4,607)
Unrealized losses and amounts payable on derivatives contracts	4,184	8,968	4,329
Other	(1,640)	(982)	(828)

Net cash from (used in) operating activities	13,932	(4,832)	(5,912)

Cash flows from (used in) financing activities
Deposits	(4,724)	8,103	4,008
Securities sold under repurchase agreements	(5,982)	5,782	(11,484)
Securities sold short	(4,378)	2,415	3,733
Debt of subsidiaries	—	(501)	135
Issuance of subordinated notes and debentures	557	809	1,252
Repayment of subordinated notes and debentures	(1,106)	(857)	(5)
Common shares issued for cash, net of expenses	392	—	—
Common shares issued on exercise of options	13	18	13
Common shares issued as a result of dividend reinvestment plan	174	—	—
Common stock options settled in cash, net of income taxes	(25)	(39)	(41)
Issuance of preferred shares	—	225	410
Dividends paid on
— preferred shares	(84)	(83)	(56)
— common shares	(718)	(684)	(572)
Proceeds on issuance of subsidiary shares	350	—	900
Other	—	—	(12)

Net cash from (used in) financing activities	(15,531)	15,188	(1,719)

Cash flows from (used in) investing activities
Interest-bearing deposits	(652)	(1,318)	2,097
Activity in investment securities
Purchases	(16,620)	(15,098)	(69,754)
Proceeds from maturities	7,024	3,751	63,223
Proceeds from sales	11,830	7,985	11,935
Loans	(6,396)	(1,232)	(11,750)
Loan securitizations	517	1,528	6,345
Land, buildings and equipment	(114)	994	(193)
Securities purchased under resale agreements	7,145	(6,231)	12,953
Acquisitions and dispositions less cash and cash equivalents acquired (Note 19)	(1,194)	(296)	(7,167)

Net cash from (used in) investing activities	1,540	(9,917)	7,689

Net changes in cash and cash equivalents	(59)	439	58
Cash and cash equivalents at beginning of year	$1,961	$1,522	$1,464

Cash and cash equivalents at end of year represented by cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	$1,902	$1,961	$1,522

Supplementary disclosure of cash flow information
Amount of interest paid during the year	$6,962	$10,447	$9,063
Amount of income taxes paid during the year	565	834	1,314

See Notes to consolidated financial statements page 7

Notes to consolidated financial statements

NOTE 1 Summary of significant accounting policies

Bank Act

        The Bank Act stipulates that the consolidated financial statements are to be prepared in accordance with Canadian generally accepted accounting principles, except as specified by the Superintendent of Financial Institutions Canada.

        The accounting principles followed by the Bank conform with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

        Note 22 to the consolidated financial statements describes and reconciles the differences between Canadian and United States generally accepted accounting principles.

        The significant accounting policies and practices followed by the Bank are:

(a)  Basis of consolidation

        The consolidated financial statements include the assets and liabilities and results of operations of subsidiaries, namely corporations effectively controlled by the Bank. As of November 1, 2001, the Bank prospectively adopted the new accounting standard on business combinations. The Bank uses the purchase method to account for all business acquisitions.

        When the Bank effectively controls a subsidiary but does not own all of the common and preferred shares, the non-controlling interest in the net book value of the subsidiary is disclosed in the consolidated balance sheet separately from the Bank's shareholders' equity. The non-controlling interest in the subsidiary's net income is disclosed net of income taxes as a separate line item in the consolidated statement of operations.

        Corporations over which the Bank has significant influence are reported in investment securities in the consolidated balance sheet and are accounted for using the equity method of accounting. The Bank's share of earnings of such corporations is reported in interest income in the consolidated statement of operations.

(b)  Use of estimates in the preparation of financial statements

        The preparation of the consolidated financial statements of the Bank requires management to make estimates and assumptions based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

(c)  Translation of foreign currencies

        Foreign currency assets and liabilities are translated into Canadian dollars at prevailing year-end rates of exchange. Foreign currency income and expenses are translated into Canadian dollars at the average exchange rates prevailing throughout the year.

        Unrealized translation gains and losses related to the Bank's investment positions in foreign operations, net of any offsetting gains or losses arising from economic hedges of these positions and applicable income taxes, are included in shareholders' equity. All other unrealized translation gains and losses and all realized gains and losses are included in other income in the consolidated statement of operations.

(d)  Cash resources

        Cash resources includes cash and cash equivalents represented by cash and highly liquid deposits with the Bank of Canada and non-interest-bearing deposits with other banks.

(e)  Securities purchased under resale and sold under repurchase agreements

        Securities purchased under resale agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under resale and sold under repurchase agreements are carried at cost on the consolidated balance sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income.

(f)    Securities

        Investment account securities, excluding loan substitutes, are securities where the Bank's original intention is to hold to maturity or until market conditions render alternative investments more attractive, and which are generally available for sale. Investment account securities include nonmarketable equity securities that are not publicly traded. Investment account securities are carried at cost or amortized cost, adjusted to net realizable value to recognize other than temporary impairment. Gains and losses realized on disposal are determined on the average cost basis. Such gains, losses and writedowns are included in other income.

        Trading account securities, including trading securities sold short included in liabilities, are carried at market value. Gains and losses on disposal and adjustments to market are reported in other income.

        Interest income earned, amortization of premiums and discounts on debt securities and dividends received are included in interest income.

        Loan substitutes are securities which have been structured as after-tax instruments rather than conventional loans in order to provide the issuers with a borrowing rate advantage and are identical in risk and security to bank loans of comparable term. Loan substitutes are carried at cost less any allowance for anticipated credit losses as described in (h).

(g)  Loans

        Loans are stated net of unearned income and an allowance for credit losses.

        Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. Interest on impaired loans subsequently received is recorded as income only when management has reasonable assurance as to the timely collection of the full amount of the principal and interest.

        An impaired loan is any loan where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, a credit card loan, or a loan that is guaranteed or insured by Canada, the provinces or an agency controlled by these governments.

        Deposits with banks are considered impaired when a payment is contractually past due 21 days. Credit card loans with payments 180 days in arrears are considered impaired and are entirely written off.

        Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income unless the yield on any loans retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

(h)  Allowance for credit losses

        An allowance is maintained which is considered adequate to absorb all credit-related losses in a portfolio of items which are both on and off the consolidated balance sheet. Assets in the portfolio which are included in the consolidated balance sheet are deposits with banks, loans, mortgages, loan substitutes, securities purchased under resale agreements, acceptances and derivative financial instruments. Items not included in the consolidated balance sheet and referred to as off-balance sheet items include guarantees and letters of credit. The allowance is deducted from the applicable asset in the consolidated balance sheet except for acceptances and off-balance sheet items. The allowance for acceptances and for off-balance sheet items is included in other liabilities.

        The allowance consists of specific, general and sectoral allowances.

        Specific allowances include all the accumulated provisions for losses on particular assets required to reduce the book values to estimated realizable amounts in the ordinary course of business. Specific provisions are established on an individual facility basis to recognize credit losses on business and government loans. For personal loans, excluding credit cards, specific provisions are calculated using a formula method taking into account recent loss experience. No specific provisions for credit cards are recorded and balances are written off when payments are 180 days in arrears.

        General allowances include all the accumulated provisions for losses which are prudential in nature and cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators.

        When an industry sector or geographic region experiences specific adverse events or changes in economic condition, it may be necessary to establish an additional allowance for loan loss for the group of loans as a whole even though the individual loans comprising the group are still performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowances noted above. The amount of the allowance is reviewed and adjusted regularly and depends on management's assessment of the current and expected business and economic conditions as well as the extent of the Bank's exposure to the sector.

        General and sectoral allowances are computed using credit risk models developed by the Bank. The level of the allowances considers the probability of default (loss frequency), the loss given default (loss severity) and the expected exposure at default.

        The total level of allowances is considered adequate to absorb all credit losses in the portfolio of on and off-balance sheet items. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses, which is charged to the consolidated statement of operations, is that required to bring the total of all allowances (specific, general and sectoral) to a level which management considers adequate to absorb probable credit-related losses in its portfolio of on and off-balance sheet items.

(i)    Loan securitizations

        When loan receivables are sold in a securitization to a qualifying special purpose entity under terms that transfer control to third parties, the transaction is recognized as a sale and the related loan assets are removed from the consolidated balance sheet. As part of the securitization, certain financial assets are retained and consist of one or more subordinated tranches, servicing rights, and in some cases a cash reserve account. The retained interests are classified as investment account securities and are carried at cost or amortized cost. With effect from July 1, 2001, a gain or loss on sale of the loan receivables is recognized immediately in other income. The amount of the gain or loss recognized depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests and the Bank generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions — credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved. Prior to July 1, 2001, gains arising on loan securitizations were deferred and amortized to income whereas losses were recognized immediately.

        Transactions entered into prior to July 1, 2001 or completed subsequently pursuant to commitments to sell made prior to July 1, 2001 have not been restated and deferred gains will be amortized over the remaining terms of the commitment period.

        Subsequent to the securitization, any retained interests that cannot be contractually settled in such a way that the Bank can recover substantially all of its recorded investment are adjusted to fair value. The current fair value of retained interests is determined using the present value of future expected cash flows as discussed above.

(j)    Acceptances

        The potential liability of the Bank under acceptances is reported as a liability in the consolidated balance sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

(k)  Derivative financial instruments

        Derivative financial instruments are financial contracts which derive their value from changes in interest rates, foreign exchange rates and other financial or commodity indices. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. These instruments are traded by the Bank and are also used by the Bank for its own risk management purposes. To be designated as a non-trading derivative contract and receive hedge accounting treatment, the contract must substantially offset the effects of price, interest rate or foreign exchange rate exposures to the Bank, must be documented at inception as a non-trading derivative contract, and must have a high correlation at inception and throughout the contract period between the derivative contract and the Bank's exposure. If these criteria are not met, the contract is designated as a trading derivative.

        Trading derivatives are entered into by the Bank to meet the needs of its customers and to take trading positions. Derivative trading portfolios are marked to market with the resulting realized and unrealized gains or losses recognized immediately in other income. The market value for over-the-counter trading derivatives is determined net of valuation adjustments which recognize the need to cover market, liquidity and credit risks, as well as the cost of capital and administrative expenses over the life of each contract.

        Non-trading derivatives are entered into by the Bank in order to meet the Bank's funding, investing and credit portfolio management strategies. This is accomplished by modifying one or more characteristics of the Bank's risk related to on-balance sheet financial instruments.

        Unrealized gains and losses on non-trading derivatives are accounted for on a basis consistent with the related on-balance sheet financial instrument. Realized gains and losses resulting from the early termination, sale, maturity or extinguishment of such derivatives are generally deferred and amortized over the remaining term of the related on-balance sheet instruments. Premiums on purchased options are deferred at inception and amortized into other income over the contract life.

(l)    Goodwill and intangible assets

        As of November 1, 2001, the Bank prospectively adopted the new accounting standard on goodwill and other intangible assets. Goodwill represents the difference between the acquisition cost of an investment and the fair value of the net tangible assets acquired after an allocation is made for indefinite and finite life intangible assets. Under the new standard, goodwill is not amortized but is subject to fair value impairment tests, on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit. Intangibles with a finite life are amortized over their estimated useful life and also are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Finite life intangible assets are considered impaired and written down to their net recoverable amount when their net carrying value exceeds their estimated future net cash flows. Any impairment of goodwill or intangible assets is charged to income in the period in which the impairment is determined. The Bank's finite life intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition. Other significant finite life intangible assets include term deposit, loan and mutual fund intangibles resulting from acquisitions. These finite life intangible assets are amortized to income on a double declining basis over eight years, based on their estimated useful lives.

(m) Land, buildings and equipment

        Land is reported at cost. Buildings, equipment and leasehold improvements are reported at cost less accumulated depreciation. Gains and losses on disposal are reported in other income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. Depreciation methods and rates by asset category are as follows:

Asset	Rate and depreciation method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	maximum 3 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	estimated useful life, straight-line

(n)  Stock-based compensation plans

        The Bank operates various stock-based compensation plans. One of these plans is a stock option plan for eligible employees and non-employee directors of the Bank. Under this plan, options are periodically awarded to participants to purchase common shares at prices equal to the closing market price of the shares on the date prior to the date the options were issued, subject to vesting provisions. For years up to and including fiscal 2002, no expenses have been recorded when the stock options were issued. The consideration paid by option holders on the exercise of the options is credited to capital stock. Until October 5, 2002, option holders could elect to receive cash for the options equal to the excess of the current market price of the shares over the option exercise price. Effective October 6, 2002, new grants of options and all outstanding options can only be settled for shares. Cash payments to option holders who elected to receive cash were charged to retained earnings on a net of tax basis. Option awards granted after November 1, 2002 will be accounted for as described in Note 23.

        The Bank also operates a share purchase plan available to all employees. Under the plan, the Bank matches 50% of employees' permitted contributions toward the purchase of Bank common shares,

subject to vesting provisions. The Bank's annual contributions are recorded in salaries and employee benefits.

        Changes in the value of phantom share units and deferred share units are recorded, net of the effects of related hedges, in the consolidated statement of operations.

(o)  Employee future benefits

        The Bank's principal pension plan is The Pension Fund Society of The Toronto-Dominion Bank, a defined benefit plan for which membership is voluntary. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both plans is provided by contributions from the Bank and members of the plans. In addition, the Bank and CT maintain partially funded benefit plans for eligible employees. Related retirement benefits are paid from Bank assets and contributions.

        The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absences and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank at certain retirement ages. Employees eligible for the post-employment benefits are those on long-term disability.

        As of November 1, 2000, the Bank adopted the accounting standard on employee future benefits on a retroactive basis without restatement. As a result, an after-tax amount of $132 million was charged to retained earnings. For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are made each year to determine the present value of the accrued benefits. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of investment returns on the plan assets, compensation increases, retirement age of employees and estimated health care costs. The discount rate used to value liabilities is based on a market rate as of the valuation date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the employee group. The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the employee group. The cumulative difference between expense and funding contributions is reported in other assets or other liabilities.

        For the defined contribution plan, annual pension expense is based on the Bank's contributions to the plan.

(p)  Provision for income taxes

        The Bank recognizes both the current and future income tax consequences of all transactions that have been recognized in the financial statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes.

(q)  Earnings per share

        As of November 1, 2001, the Bank adopted the new accounting standard on earnings per share which requires the use of the treasury stock method to calculate diluted earnings per share. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The Bank has adopted this standard retroactively with restatement of prior years. Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the period. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. Such potential dilution is not recognized in a loss period.

(r)  Comparative figures

        Certain comparative figures have been reclassified to conform with the presentation adopted in 2002.

NOTE 2 Securities

Securities maturity schedule at year end

	Remaining term to maturity
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No specific maturity	2002 Total	2001 Total
	(millions of dollars)
Investment securities
Government and government-insured securities
Canada	$3,455	$92	$890	$192	$8	$—	$4,637	$6,646
Mortgage-backed securities[1]	70	7,195	853	—	—	—	8,118	7,609

Total Canada	3,525	7,287	1,743	192	8	—	12,755	14,255
Provinces	1	55	142	20	13	—	231	131

Total	3,526	7,342	1,885	212	21	—	12,986	14,386

Other debt securities
Canadian issuers	139	111	3	22	51	—	326	258
U.S. federal government	2,757	21	33	40	2	—	2,853	2,598
Other foreign governments	2,162	1,835	141	119	—	—	4,257	4,738
Other issuers	1,342	1,563	141	839	27	—	3,912	3,955

Total	6,400	3,530	318	1,020	80	—	11,348	11,549

Equity securities
Preferred shares	175	236	511	98	—	471	1,491	1,771
Common shares	—	—	—	—	—	2,977	2,977	3,304

Total	175	236	511	98	—	3,448	4,468	5,075

Total investment securities	10,101	11,108	2,714	1,330	101	3,448	28,802	31,010

Trading securities
Government and government-insured securities
Canada	1,088	337	1,470	997	2,527	—	6,419	13,251
Provinces	189	338	1,005	700	628	—	2,860	2,794

Total	1,277	675	2,475	1,697	3,155	—	9,279	16,045

Other debt securities
Canadian issuers	88	574	385	537	344	—	1,928	1,271
U.S. federal government	876	451	127	140	50	—	1,644	1,563
Other foreign governments	73	240	359	909	1,267	—	2,848	3,327
Other issuers	2,647	4,001	5,406	7,948	3,152	—	23,154	30,077
Total	3,684	5,266	6,277	9,534	4,813	—	29,574	36,238

Equity securities
Preferred shares	—	1	312	9	511	129	962	812
Common shares	—	—	—	—	—	13,580	13,580	13,089

Total	—	1	312	9	511	13,709	14,542	13,901

Total trading securities	4,961	5,942	9,064	11,240	8,479	13,709	53,395	66,184

Total securities[2]	$15,062	$17,050	$11,778	$12,570	$8,580	$17,157	$82,197	$97,194

1
Mortgage-backed securities are guaranteed by the government of Canada.
2
Includes loan substitutes in the amount of $5 million (2001 — $20 million).

Securities — Unrealized gains and losses

	2002				2001
	Book value	Gross unrealized gains	Gross unrealized losses	Estimated market value	Book value	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(millions of dollars)
Investment securities
Issued or guaranteed by
Canada	$12,755	$249	$1	$13,003	$14,255	$454	$—	$14,709
Provinces	231	1	—	232	131	—	—	131
U.S. federal government	2,853	—	—	2,853	2,598	5	—	2,603
Other debt	8,495	198	4	8,689	8,951	144	35	9,060
Equity	4,468	422	294	4,596	5,075	513	183	5,405

Total investment securities	28,802	870	299	29,373	31,010	1,116	218	31,908

Trading securities	53,395	—	—	53,395	66,184	—	—	66,184

Total securities	$82,197	$870	$299	$82,768	$97,194	$1,116	$218	$98,092

NOTE 3 Loans, impaired loans and allowance for credit losses

Loans and impaired loans

	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Sectoral allowance	Total allowance for credit losses	Net amount of loans
	(millions of dollars)
2002
Residential mortgages	$52,810	$57	$10	$47	$16	$—	$26	$52,784
Consumer instalment and other personal	36,601	137	69	68	200	—	269	36,332
Business and government	36,716	2,331	995	1,336	925	1,285	3,205	33,511

Total	$126,127	$2,525	$1,074	$1,451	$1,141	$1,285	$3,500	$122,627

2001
Residential mortgages	$50,874	$88	$6	$82	$61	$—	$67	$50,807
Consumer instalment and other personal	31,396	154	60	94	210	—	270	31,126
Business and government	38,723	1,025	113	912	870	—	983	37,740

Total	$120,993	$1,267	$179	$1,088	$1,141	$—	$1,320	$119,673

							2002	2001

Average gross impaired loans during the year							$1,647	$1,242

        Included in gross residential mortgages are Canadian government-insured mortgages of $41,360 million at October 31, 2002 (2001 — $39,204 million). Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $27 million at October 31, 2002 (2001 — $51 million) and a related allowance of $8 million (2001 — $4 million).

        Included in consumer instalment and other personal loans are Canadian government-insured real estate secured personal loans of $2,680 million at October 31, 2002 (2001 — nil).

        Included in business and government loans are $7,032 million of gross loans in the communications sector and $5,872 million of gross loans in the utilities sector against which sectoral allowances of $619 million and $508 million have been provided, respectively.

Allowance for credit losses

	2002				2001
	Specific allowance	General allowance	Sectoral allowance[1]	Total	Specific allowance	General allowance	Total
	(millions of dollars)
Balance at beginning of year	$179	$1,141	$—	$1,320	$312	$836	$1,148
Provision for credit losses charged to the consolidated statement of operations	1,455	—	1,470	2,925	620	300	920
Transfer from sectoral to specific	205	—	(205)	—	—	—	—
Write-offs[2]	(893)	—	—	(893)	(844)	—	(844)
Recoveries	127	—	—	127	90	—	90
Other, including foreign exchange rate changes	1	—	20	21	1	5	6

Allowance for credit losses at end of year	$1,074	$1,141	$1,285	$3,500	$179	$1,141	$1,320

1
There was no sectoral allowance for the year ended October 31, 2001.
2
For the year ended October 31, 2002, $57 million of write-offs related to restructured loans. There were no restructured loans written off during the year ended October 31, 2001.

NOTE 4 Loan securitizations

      During the year, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities and received net cash proceeds of $3,486 million (2001 — $999 million). The Bank retained the rights to future excess interest on the residential mortgages valued at $159 million (2001 — $47 million) and received cash flows on interests retained of $24 million. The gain on sale, net of transaction fees and expenses and before the effects of hedges on the assets sold, was $114 million (2001 — $38 million). The Bank retained the responsibility for servicing the mortgages. The key assumptions used to value the sold and retained interests included a prepayment rate of 7.0% (2001 — 7.0%), an excess spread of 1.3% (2001 — 1.4%) and a discount rate of 4.2% (2001 — 4.5%). There are no expected credit losses as the mortgages are government guaranteed.

        The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31. The sensitivity analysis is hypothetical and should be used with caution.

	Residential mortgage loans	Personal loans	Credit card loans
	(millions of dollars)
2002
Carrying value of retained interests	$184	$11	$3
Discount rate	3.5%	3.4%	3.4%
+10%	$(1)	$—	$—
+20%	(3)	—	—
Prepayment rate	7.0%	5.5%	38.2%
+10%	$(2)	$(1)	$—
+20%	(5)	(2)	—
Expected credit losses	—%	—%	3.2%
+10%	$—	$—	$—
+20%	—	—	—

        The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

	2002			2001
	Loans (net of allowance for credit losses)	Gross impaired loans	Net write offs	Loans (net of allowance for credit losses)	Gross impaired loans	Net write offs
	(millions of dollars)
Type of loan
Residential mortgages	$60,857	$57	$2	$59,204	$88	$4
Personal loans	42,886	151	389	40,985	184	343
Other loans	33,800	2,331	445	37,940	1,025	490

Total loans reported and securitized	137,543	2,539	836	138,129	1,297	837
Less: loans securitized	14,916	14	70	18,456	30	83

Loans held	$122,627	$2,525	$766	$119,673	$1,267	$754

NOTE 5 Goodwill and intangible assets

Goodwill

        The changes in the Bank's carrying value of goodwill, by business segment and in total, are as follows:

	TD Canada Trust	TD Securities	TD Wealth Management	Total
	(millions of dollars)
2002
Carrying value of goodwill at beginning of year	$841	$147	$1,310	$2,298
Goodwill acquired during the year	—	379	457	836

Carrying value of goodwill at end of year	$841	$526	$1,767	$3,134

2001
Carrying value of goodwill at beginning of year	$917	$—	$1,245	$2,162
Goodwill acquired during the year	42	160	132	334
Amortization of goodwill during the year	(118)	(13)	(67)	(198)

Carrying value of goodwill at end of year	$841	$147	$1,310	$2,298

Intangible assets

        The following table presents details of the Bank's intangible assets as at October 31. Future income tax liabilities related to these intangible assets are disclosed in Note 12.

	2002			2001
	Carrying value	Accumulated amortization	Net carrying value	Net carrying value
	(millions of dollars)
Finite life intangible assets
Core deposit intangible assets	$1,867	$753	$1,114	$1,443
Other intangible assets	3,806	1,537	2,269	2,938

Total intangible assets	$5,673	$2,290	$3,383	$4,381

        Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years:

(millions of dollars)
2003	$772
2004	595
2005	458
2006	354
2007	274

$2,453

        For comparative purposes, the table below is provided to present the prior years' net income applicable to common shares and earnings per common share on a consistent basis with the presentation in effect since November 1, 2001.

	For the years ended October 31
	2002	2001	2000
	(millions of dollars)
Net income (loss)
Reported net income (loss) applicable to common shares	$(160)	$1,300	$969
Add back: goodwill amortization, net of income taxes	—	189	133

Net income (loss) applicable to common shares — excluding goodwill amortization	$(160)	$1,489	$1,102

Basic earnings (loss) per common share
Reported basic earnings (loss) per common share	$(.25)	$2.07	$1.56
Add back: goodwill amortization, net of income taxes	—	.30	.21

Basic earnings (loss) per common share — excluding goodwill amortization	$(.25)	$2.37	$1.77

Diluted earnings (loss) per common share
Reported diluted earnings (loss) per common share	$(.25)	$2.05	$1.53
Add back: goodwill amortization, net of income taxes	—	.30	.21

Diluted earnings (loss) per common share — excluding goodwill amortization	$(.25)	$2.35	$1.74

NOTE 6 Land, buildings and equipment

	2002			2001
	Cost	Accumulated depreciation	Net book value	Net book value
	(millions of dollars)
Land	$227	$—	$227	$305
Buildings	526	177	349	459
Computer equipment and software	920	541	379	372
Furniture, fixtures and other equipment	596	268	328	356
Leasehold improvements	543	192	351	340

	$2,812	$1,178	$1,634	$1,832

        Accumulated depreciation at the end of 2001 was $1,164 million.

NOTE 7 Deposits

				2002	2001
	Demand	Notice	Term	Total	Total
	(millions of dollars)
Personal	$15,902	$34,874	$50,166	$100,942	$95,982
Banks	565	43	16,192	16,800	23,173
Business and government	11,872	13,610	45,966	71,448	74,759

Total	$28,339	$48,527	$112,324	$189,190	$193,914

Non-interest-bearing deposits included above
In domestic offices				$4,469	$3,875
In foreign offices				58	10
Interest-bearing deposits included above
In domestic offices				126,916	122,806
In foreign offices				56,532	65,668
U.S. federal funds purchased				1,215	1,555

Total				$189,190	$193,914

NOTE 8 Subordinated notes and debentures

        The notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors of the Bank or its subsidiaries. Where appropriate, the Bank has entered into interest rate options, interest rate swaps and currency swaps to modify the related interest rate and foreign currency risks.

				Outstanding October 31
Interest rate (%)		Redeemable at par by issuer beginning[6]	Foreign currency amount
	Maturity date			2002	2001
				(millions of dollars)
Various[1]	Jan. 2002 to Oct. 2002	—		$—	$29
Various[2]	Dec. 2002 to Sept. 2005	—		20	13
Floating rate[3]	Oct. 2002	—	US$150 million	—	238
Floating rate[4]	Aug. 2003	—	US$75 million	116	119
Floating rate[5]	Oct. 2003	—		100	100
8.00	Dec. 2003	—		150	150
6.50	Jan. 2007	Jan. 2002	US$300 million	—	477
6.75	Mar. 2007	Mar. 2002	US$200 million	—	318
5.65	Sept. 2007	Sept. 2002		—	25
6.50	Aug. 2008	—	US$150 million	234	238
6.15	Oct. 2008	—	US$150 million	234	238
6.13	Nov. 2008	—	US$100 million	155	159
6.45	Jan. 2009	—	US$150 million	234	238
6.60	Apr. 2010	Apr. 2005		750	750
8.40	Dec. 2010	Dec. 2005		150	150
6.00	July 2011	July 2006		800	800
6.55	July 2012	July 2007		500	500
5.20	Sept. 2012	Sept. 2007		550	—
10.05	Aug. 2014	—		150	150
9.15	May 2025	—		200	200

				$4,343	$4,892

1
Interest is payable at various rates, from .13% to 3.10%.

2
Interest is payable at various rates, from .13% to 2.95%.

3
Interest at six-month U.S. dollar LIBOR less .13%, subject to minimum and maximum rates of 5% and 10% respectively.

4
Interest at three-month U.S. dollar LIBOR, subject to a minimum of 4.10%.

5
Interest at three-month customers' liability under acceptance rate less .30%, subject to minimum and maximum rates of 6.50% and 9% respectively.

6
Subject to prior approval of the Superintendent of Financial Institutions Canada.

Repayment schedule

        The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

	2002	2001
	(millions of dollars)
Within 1 year	$229	$267
Over 1 to 2 years	157	232
Over 2 to 3 years	—	150
Over 5 years	3,957	4,243

	$4,343	$4,892

NOTE 9 Non-controlling interest in subsidiaries

	2002	2001
	(millions of dollars)
Trust units issued by TD Capital Trust
900,000 Capital Trust Securities — Series 2009	$900	$900
Trust units issued by TD Capital Trust II
350,000 Capital Trust Securities — Series 2012	350	—
Common shares and retained earnings of TD Waterhouse Group, Inc.	—	372

	$1,250	$1,272

TD Capital Trust Securities — Series 2009

        The TD Capital Trust Securities (TD CaTS) are issued by TD Capital Trust, whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per TD CaTS. Should the trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares will be restricted.

        Between June 30, 2005 and December 31, 2009, the trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus .375% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the trust prior to June 30, 2005, the trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

        On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one Non-cumulative Class A Redeemable First Preferred Share of the Bank.

        By giving at least 60 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.

        Each TD CaTS may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a Total Capital ratio of less than 8%; or (d) the Bank has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

        The distribution rate on the trust securities is 7.60% per annum.

TD Capital Trust Securities — Series 2012

        The TD Capital Trust Securities (TD CaTS II) are issued by TD Capital Trust II, whose voting securities are owned 100% by the Bank. Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should the trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares will be restricted. The proceeds from the issuance were invested in Bank deposits.

        Between December 31, 2007 and December 31, 2012, the trust has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the trust prior to December 31, 2012, the trust may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

        At any time, each TD CaTS II may, at the option of the holder, be converted into 40 Non-cumulative Class A Redeemable First Preferred Shares, Series A2 of the Bank.

        Prior to the conversion, provided the holder has not withheld consent, the Bank may find substitute purchasers at a purchase price not less than 90% of the closing price of the TD CaTS II.

        Each TD CaTS II may be automatically exchanged into 40 Non-cumulative Class A Redeemable First Preferred Shares, Series A3 of the Bank without consent of the holder in the following events: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) either the Superintendent of Financial Institutions Canada or the Board of Directors gives notice that the Bank has Tier 1 capitalization of less than 5% or a Total Capital ratio of less than 8%; or (d) the Bank has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

        The distribution rate on the trust securities is 6.792% per annum. No Non-cumulative Class A Redeemable First Preferred Shares, Series A2 or Series A3 have been issued as at October 31, 2002. If issued, these shares would have dividend rates of 4.40% and 5.15% respectively.

NOTE 10 Capital stock

        The share capital of the Bank consists of:

Authorized

        An unlimited number of Class A First Preferred Shares, without par value, issuable in series.

        An unlimited number of common shares, without par value.

	2002	2001
	(millions of dollars)
Issued and fully paid
Preferred shares issued by the Bank
7,000,000 Non-cumulative Redeemable Class A
First Preferred Shares, Series G (US$175 million)	$272	$278
9,000,000 Non-cumulative Redeemable Class A
First Preferred Shares, Series H	225	225
16,065 Non-cumulative Redeemable Class A
First Preferred Shares, Series I	—	—
16,383,935 Non-cumulative Redeemable Class A
First Preferred Shares, Series J	410	410
6,000,000 Non-cumulative Redeemable Class A
First Preferred Shares, Series K	150	150
2,000,000 Non-cumulative Redeemable Class A
First Preferred Shares, Series L (US$50 million)	78	79

	1,135	1,142
Preferred shares issued by TD Mortgage Investment Corporation
350,000 Non-cumulative Preferred Shares, Series A	350	350

Total preferred shares	1,485	1,492
Common shares (2002 — 645,399,134; 2001 — 628,451,159)	2,846	2,259

	$4,331	$3,751

Preferred shares

        None of the outstanding preferred shares are redeemable at the option of the holder.

        Redemptions and repurchases of all preferred shares are subject to the prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series G

        Until April 30, 2003, the Bank has the option of redeeming the outstanding Series G shares for US$25.50 per share. After April 30, 2003, the redemption price is reduced to US$25.00 per share together with declared and unpaid dividends to the date of redemption.

        At any time, the Bank may convert the outstanding Series G shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series G share together with declared and unpaid dividends to the date of conversion by the greater of US$1.00 and 95% of the U.S. dollar equivalent of the average trading price of such common shares at that time.

        On or after January 31, 2004, each Series G share may, at the option of the holder, be converted quarterly into common shares as described above.

        By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of US$25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series H

        Until April 30, 2003, the Bank has the option of redeeming the outstanding Series H shares for $26.00 per share. Thereafter and on or prior to April 30, 2004, the redemption price is $25.50 per share. After April 30, 2004, the redemption price is reduced to $25.00 per share together with declared and unpaid dividends to the date of redemption.

        At any time, the Bank may convert the outstanding Series H shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series H share together with declared and unpaid dividends to the date of conversion by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

        On or after January 31, 2005, each Series H share may, at the option of the holder, be converted quarterly into common shares as described above.

        By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series I

        On November 1, 1999, the Bank issued 16,400,000 units for cash consideration of $102.5 million. Each unit consisted of one Non-cumulative Class A Redeemable First Preferred Share, Series I and one Non-cumulative Class A Redeemable First Preferred Share, Series J Purchase Warrant.

        On or prior to October 31, 2000, the unitholders had the option of exercising one Series J Purchase Warrant together with a cash payment of $18.75 per share to convert one Series I share into one Series J share. A total of 16,383,935 Series I shares were converted into Series J shares.

        On or after November 1, 2004, the Bank has the option of redeeming the outstanding Series I shares for $6.25 per share together with declared and unpaid dividends to the date of redemption.

Class A First Preferred Shares, Series J

        Between April 30, 2005 and October 30, 2005, the Bank has the option of redeeming the outstanding Series J shares for $26.00 per share. The redemption price, together with declared and unpaid dividends to the date of redemption, is reduced to $25.80 after October 30, 2005, $25.60 after October 30, 2006, $25.40 after October 30, 2007, $25.20 after October 30, 2008, and $25.00 after October 30, 2009.

        On or after April 30, 2005, the Bank may convert the outstanding Series J shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series J share together with declared and unpaid dividends to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time. On or after January 29, 2010, each Series J share may, at the option of the holder, be converted quarterly into common shares as described above.

        By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series K

        On December 12, 2000, the Bank exchanged CT First Preference Shares, Series 4, for Series K Bank preferred shares with substantially the same terms. On or after February 1, 2003, the Bank has the option of redeeming the outstanding Series K shares for $25.00 per share together with declared and unpaid dividends to the date of redemption.

        On or after August 1, 2003 on the first day of February, May, August and November of each year, the holder has the option to convert the outstanding Series K shares into common shares, determined by dividing $25.00, together with declared and unpaid dividends, to the date of conversion, by the greater of $2.00 and 95% of the weighted average trading price of such common shares for a specified period immediately prior to the date of conversion. The Bank has the right to redeem or find substitute purchasers for the tendered shares.

        The Bank may at any time purchase for cancellation all or part of the shares outstanding by invitation for tenders to all holders of these shares at the lowest price at which such shares are attainable.

Class A First Preferred Shares, Series L

        On December 12, 2000, the Bank exchanged CT First Preference Shares, Series 5, for Series L Bank preferred shares with substantially the same terms. On or after February 1, 2003, the Bank has the option of redeeming the outstanding Series L shares for US$25.00 per share together with declared and unpaid dividends to the date of redemption.

        On or after August 1, 2003 on the first day of February, May, August and November of each year, the holder has the option to convert the outstanding Series L shares into common shares, determined by dividing US$25.00, together with declared and unpaid dividends, to the date of conversion, by the greater of US$2.00 and 95% of the weighted average trading price of such common shares for a specified period immediately prior to the date of conversion. The Bank has the right to redeem or find substitute purchasers for the tendered shares.

        The Bank may at any time purchase for cancellation all or part of the shares outstanding by invitation for tenders to all holders of these shares at the lowest price at which such shares are attainable.

TD Mortgage Investment Corporation Preferred Shares, Series A

        Semi-annually, on or after October 31, 2007, TD Mortgage Investment Corporation (TDMIC) has the option of redeeming the outstanding Series A shares for $1,000.00 per share.

        Semi-annually, on or after October 31, 2007, the Bank may exchange the outstanding Series A shares in whole into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by 95% of the average trading price of such common shares at that time.

        Semi-annually, on or after October 31, 2007, each Series A share may, at the option of the holder, be exchanged into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

        By giving at least two business days of notice prior to the date of exchange to all holders who have given an exchange notice, TDMIC may redeem or the Bank may find substitute purchasers at the purchase price of $1,000.00 plus the declared and unpaid dividends to the date of conversion.

        Each Series A share may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following specific circumstances: (a) TDMIC fails to pay dividends on the

Series A shares; (b) the Bank fails to pay dividends on all of its non-cumulative preferred shares; (c) proceedings are commenced for the winding-up of the Bank; (d) the Superintendent of Financial Institutions Canada takes control of the Bank; (e) the Bank has Tier 1 capitalization of less than 5% or a Total Captial ratio of less than 8%; or (f) the Bank or TDMIC has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

Dividend rates on preferred shares

		Rate
		(per share)
Series G	Quarterly	US$.33750
Series H	Quarterly	$.44375
Series I	Quarterly	$.01000
Series J	Quarterly	$.31875
Series K	Quarterly	$.45940
Series L	Quarterly	US$.40000
TDMIC, Series A	Semi-annually	$32.30

Common shares

	2002	2001
Number outstanding at beginning of year	628,451,159	622,615,868
Issued (cancelled) on acquisition of subsidiaries	(18,789)	4,531,348
Issued for cash (Note 19)	10,958,900	—
Issued on exercise of options	836,754	1,303,943
Issued as a result of dividend reinvestment plan	5,171,110	—

Number outstanding at end of year	645,399,134	628,451,159

Employee savings plan

        Under the Bank's Employee Savings Plan (ESP), employees may contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of Bank common shares. The Bank matches 50% of the employee contribution amount. The Bank's contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2002, the Bank's contributions totalled $18 million (2001 — $13 million; 2000 — $13 million). As at October 31, 2002, an aggregate of 4,476,634 common shares were held under the ESP (2001 — 5,001,746).

Stock option plan

        Under the Bank's stock option plan, options on common shares are periodically granted to eligible employees and non-employee directors of the Bank for terms of 10 years, vesting over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 22,075,610 common shares have been reserved for future issuance (2001 — 26,521,860). The outstanding options expire on various dates to March 2012. The Bank's predecessor plan, the 1993 stock option plan, expired in 2000 and there will be no further issuance of stock options from this plan. The outstanding options under the 1993 stock option plan expire on various dates to July 2010. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

	2002	Weighted average exercise price	2001	Weighted average exercise price	2000	Weighted average exercise price
Number outstanding, beginning of year	22,218,787	$26.65	23,403,443	$22.54	23,336,948	$18.39
Granted	4,708,800	41.11	3,639,640	41.66	4,527,000	36.20
Exercised — cash	(1,673,495)	17.51	(2,593,303)	15.30	(2,840,740)	13.65
— shares	(836,754)	15.84	(1,303,943)	13.38	(1,160,665)	11.52
Forfeited/cancelled	(557,925)	36.06	(927,050)	32.27	(459,100)	29.29

Number outstanding, end of year	23,859,413	$30.35	22,218,787	$26.65	23,403,443	$22.54

Exercisable, end of year	13,239,598	$23.94	13,081,260	$20.49	12,910,639	$16.41

        The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2002.

	Options outstanding
		Weighted average remaining contractual life (years)		Options exercisable
Range of exercise prices	Number outstanding		Weighted average exercise price	Number exercisable	Weighted average exercise price
$8.19 — $11.81	2,965,209	3.4	$11.05	2,965,209	$11.05
$17.45 — $25.43	6,175,903	5.6	$21.83	5,329,166	$21.26
$27.15 — $40.55	6,881,326	6.6	$33.77	4,134,554	$33.15
$40.80 — $42.90	7,836,975	8.6	$41.35	810,669	$41.70

Other stock-based compensation plans

        Phantom share unit plans are offered to certain employees of the Bank. Under these plans participants are granted phantom share units equivalent to the Bank's common stock that generally vest over three to four years. A liability is established by the Bank related to the phantom share units awarded and an incentive compensation expense is recognized in the consolidated statement of operations over the vesting period. At the maturity date, the participant receives cash representing the value of the phantom share units. The approximate number of Bank phantom share units under this plan at October 31, 2002 is 1,905,700 (2001 — 350,100; 2000 — 203,700) subject to final determination in December 2002 based on then current share prices. For the year ended October 31, 2002, the Bank recognized compensation expense for these plans of $37 million (2001 — $2 million; 2000 — $3 million).

        A Senior Executive Deferred Share Unit Plan is offered to eligible executives of the Bank. Under this plan, a portion of the participant's annual incentive award may be deferred as share units equivalent to the Bank's common stock. The deferred share units are redeemable when the participant ceases to be an employee of the Bank and must be redeemed for cash within one year thereafter. Dividend equivalents accrue to the participants.

        Compensation expense for this plan is recorded in the year the incentive awards are earned by the plan participants. As at October 31, 2002, a total of 1,309,764 deferred share units were outstanding (2001 — 1,197,524; 2000 — 938,316).

Dividend reinvestment plan

        During the year, the Bank introduced a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. The common shares may be purchased either from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment with a discount range of 0% to 5% at the Bank's discretion or from the open market at market price. Since the plan's inception on February 20, 2002, a total of 5,171,110 common shares have been issued from the Bank's treasury at a discount of 2.5% of the average market price under the dividend reinvestment plan.

Dividend restrictions

        The Bank is prohibited by the Bank Act from declaring any dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Bank Act also imposes restrictions on the Bank's ability to pay dividends on common and preferred shares relating to the maintenance of satisfactory regulatory capital through earnings over specified periods. The Bank does not anticipate these conditions will restrict it from paying dividends in the normal course of business.

        The Bank is also restricted in the event that either TD Capital Trust or TD Capital Trust II fails to pay semi-annual distributions in full to holders of TD Capital Trust Securities. In addition, the ability to pay dividends on its common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

NOTE 11 Employee future benefits

Pension benefit plan

        The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank, is a defined benefit plan funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

        Pension benefits are based upon the length of service and the final five years' average salary of the employees.

        The following table presents the financial position of the Bank's principal pension plan. The pension plan assets and obligations are measured as at July 31.

	2002	2001	2000
	(millions of dollars)
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$1,257	$1,144	$1,141
Service cost — benefits earned	26	19	22
Interest cost on projected benefit obligation	86	82	77
Members' contributions	19	17	18
Benefits paid	(88)	(82)	(80)
Actuarial (gains) losses	9	2	22
Change in actuarial assumptions	(42)	76	(60)
Plan amendments	5	4	4
Other	(1)	(5)	—

Projected benefit obligation at end of period	1,271	1,257	1,144

Change in plan assets
Plan assets at fair value at beginning of period	1,191	1,263	1,131
Actual income on plan assets	55	49	57
Gain (loss) on disposal of investments	(23)	67	142
Members' contributions	19	17	18
Employer's contributions	76	—	—
Increase (decrease) in unrealized gains on investments	(57)	(114)	3
Benefits paid	(88)	(82)	(80)
General and administrative expenses	(8)	(7)	(8)
Other	(1)	(2)	—

Plan assets at fair value at end of period	1,164	1,191	1,263

Excess (deficit) of plan assets over projected benefit obligation	(107)	(66)	119
Unrecognized net (gain) loss from past experience, different from
that assumed, and effects of changes in assumptions	253	178	(42)
Unrecognized prior service costs	8	4	23
Unrecognized transition amount	—	—	(17)
Employer's contributions in fourth quarter	152	40	—

Prepaid pension expense	$306	$156	$83

Annual expense
Net pension expense includes the following components:
Service cost — benefits earned	$26	$19	$22
Interest cost on projected benefit obligation	86	82	77
Expected return on plan assets	(81)	(98)	(85)
Amortization of net actuarial (gains) losses	6	—	14
Amortization of prior service costs	1	—	4
Amortization of transition amount	—	—	(16)

Pension expense	$38	$3	$16

Actuarial assumptions at end of period
Weighted average discount rate for projected benefit obligation	7.00%	6.75%	7.25%
Weighted average rate of compensation increase	3.50	3.50	3.50
Weighted average expected long-term rate of return on plan assets[1]	6.75	6.75	8.00

1
Net of fees and expenses.

        For 2002, the Bank's principal pension plan's net assets included investments in the Bank and its affiliates which had a market value of $118 million (2001 — $134 million; 2000 — $158 million).

        The effect of a one percentage point increase or decrease in the weighted average expected long-term rate of return on plan assets on the Bank's principal pension plan's 2002 pension expense would be a $12 million decrease or increase, respectively.

Other pension plans

        In connection with the acquisition of CT, the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both portions is provided by contributions from the Bank and members of the plan. The defined benefit portion of the plan was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank's principal defined benefit plan.

        For 2002, the defined benefit portion of CT's plan reported a projected benefit obligation of $289 million (2001 — $272 million) and plan assets with a fair value of $271 million (2001 — $271 million). The 2002 pension expense for the defined contribution portion was $10 million (2001 — $14 million; 2000 — $15 million).

        With respect to the Bank's largest other benefit plan, a partially funded benefit plan for eligible employees, the projected benefit obligation was $182 million (2001 — $137 million), the plan assets had a fair value of $20 million (2001 — $23 million) and the accrued benefit liability was $119 million (2001 — $107 million). The 2002 pension expense was $13 million (2001 — $10 million). Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Non-pension post-retirement benefit plans

        In addition to the Bank's pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The following table presents the financial position of the Bank's non-pension post-retirement benefit plans.

	2002	2001
	(millions of dollars)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$213	$183
Service cost — benefits earned	8	7
Interest cost on projected benefit obligation	15	13
Benefits paid	(4)	(7)
Change in actuarial assumptions	(9)	20
Actuarial (gains) losses	(3)	—
Other	—	(3)

Projected benefit obligation at end of year	220	213

Unrecognized net (gain) loss from past experience, different from that assumed, and effects of changes in assumptions	5	17

Accrued benefit liability	$215	$196

Annual expense
Net non-pension post-retirement benefit expense includes the following components:
Service cost — benefits earned	$8	$7
Interest cost on projected benefit obligation	15	13

Non-pension post-retirement benefit expense	$23	$20

Actuarial assumptions at end of period
Weighted average discount rate for projected benefit obligation	7.00%	6.75%
Weighted average rate of compensation increase	3.50	3.50

        The assumed health care cost increased rate for the next year used to measure the expected cost of benefits covered for the non-pension post-retirement benefit plans is 5.5%. The rate is assumed to decrease gradually to 4.5% over two years and remain at that level thereafter. For 2002, the effect of one percentage point increase or decrease in the assumed health care cost increased rate on service and interest costs is a $5 million increase and a $4 million decrease, respectively, and on the accumulated post-retirement benefit obligation, a $35 million increase and a $29 million decrease, respectively.

NOTE 12 Provision for (benefit of) income taxes

	2002	2001	2000
	(millions of dollars)
Provision for income taxes — consolidated statement of operations[1]
Current income taxes	$610	$973	$1,087
Future income taxes	(1,016)	(1,137)	(791)

	(406)	(164)	296

Provision for income taxes — consolidated statement of changes in shareholders' equity
Current income taxes	46	(217)	(48)
Future income taxes	(1)	(74)	(6)

	45	(291)	(54)

Total provision for (benefit of) income taxes	$(361)	$(455)	$242

Current income taxes
Federal	$432	$395	$497
Provincial	172	159	124
Foreign	52	202	418

	656	756	1,039

Future income taxes[2]
Federal	(591)	(785)	(568)
Provincial	(184)	(343)	(199)
Foreign	(242)	(83)	(30)

	(1,017)	(1,211)	(797)

	$(361)	$(455)	$242

1
Includes the tax effect of goodwill amortization of $9 million in each of fiscal 2001 and 2000.

2
Includes a net future income tax benefit of $22 million (2001 — $215 million; 2000 — $54 million) related to federal and provincial tax rate reductions.

        The provision for income taxes shown in the consolidated statement of operations differs from that obtained by applying statutory tax rates to the income (loss) before provision for (benefit of) income taxes for the following reasons:

	2002	2001	2000
Canadian statutory income tax rate	38.4%	41.1%	42.4%
Increase (decrease) resulting from:
Goodwill amortization	—	4.4	2.6
Dividends	39.2	(12.3)	(8.2)
Rate differentials on international operations	18.8	(19.0)	(9.8)
Future federal and provincial tax rate reductions	4.8	(17.0)	(7.2)
Federal large corporations tax	(3.5)	1.4	1.0
Financial institutions temporary surcharge	—	—	.5
Gains on sale of investment real estate	.1	(9.1)	—
Non-controlling interest in net income of subsidiaries	(9.9)	3.4	2.1
Other — net	2.7	(5.9)	(2.2)

Effective income tax rate	90.6%	(13.0)%	21.2%

        The net future tax asset (liability) which is reported in other assets (liabilities) is comprised of:

	2002	2001
	(millions of dollars)
Future income tax assets
Allowance for credit losses	$1,047	$323
Premises and equipment	205	122
Deferred income	67	70
Securities	111	138
Employee benefits	—	30
Other	102	142

Total future income tax assets	1,532	825
Valuation allowance	—	—

Future income tax assets	1,532	825

Future income tax liabilities
Intangible assets	(1,122)	(1,486)
Employee benefits	(34)	—
Other	(64)	(44)

Future income tax liabilities	(1,220)	(1,530)

Net future income tax asset (liability)	$312	$(705)

        Earnings of certain international subsidiaries would be taxed only upon repatriation to Canada. The Bank has not recognized a future income tax liability for these undistributed earnings since it does not currently plan to repatriate them. If all the undistributed earnings of the international operations of these subsidiaries were repatriated, estimated taxes payable would be $235 million at October 31, 2002 (2001 — $230 million).

NOTE 13 Fair value of financial instruments

	2002		2001
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(millions of dollars)
Consolidated balance sheet
Assets
Securities	$82,197	$82,696	$97,194	$98,092
Loans	122,627	123,591	119,673	121,736
Liabilities
Deposits	189,190	189,860	193,914	195,654
Subordinated notes and debentures	4,343	4,662	4,892	5,245

        The aggregate of the estimated fair value amounts presented does not represent management's estimate of the underlying value of the Bank. Moreover, fair values disclosed represent estimates of value made at a specific point in time and may not be reflective of future fair values.

        Fair values are based on the following methods of valuation and assumptions:

        For certain assets and liabilities which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed above.

        Details of the estimated fair value of derivative financial instruments are provided in Note 15.

        The estimated fair value of securities is determined as the estimated market values reported in Note 2.

        The estimated fair value of loans reflects changes in general interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed rate loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks.

        The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

        The estimated fair value of the subordinated notes and debentures is determined by reference to quoted market prices.

NOTE 14 Interest rate risk

        The Bank's management of interest rate risk is described in the Managing risk section of the Management's Discussion and Analysis of Operating Performance contained in the Bank's Annual Report. The Canadian Institute of Chartered Accountants' handbook Section 3860, Financial Instruments — Disclosure and Presentation, requires disclosure of exposure to interest rate risk in a prescribed format, as set out in the following table.

Interest rate risk1

2002	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
	(billions of dollars)
Assets
Cash resources	$—	$5.6	$—	$5.6	$—	$—	$.9	$6.5
Effective yield		1.7%
Securities purchased under resale agreements	$3.7	$7.3	$2.1	$13.1	$—	$—	$—	$13.1
Effective yield		2.8%	2.6%
Investment securities	$.3	$3.5	$7.1	$10.9	$11.6	$1.5	$4.8	$28.8
Effective yield		4.2%	4.5%		5.9%	5.6%
Trading securities	$53.4	$—	$—	$53.4	$—	$—	$—	$53.4
Loans	$40.5	$24.8	$17.0	$82.3	$36.7	$3.6	$—	$122.6
Effective yield		4.0%	5.7%		6.2%	6.4%
Other	$33.5	$—	$—	$33.5	$—	$—	$20.1	$53.6

Total assets	$131.4	$41.2	$26.2	$198.8	$48.3	$5.1	$25.8	$278.0

Liabilities and shareholders' equity
Deposits	$46.3	$57.0	$37.4	$140.7	$29.6	$.4	$18.4	$189.1
Effective yield		1.8%	2.5%		3.3%	6.5%
Obligations related to securities sold short	$17.1	$—	$—	$17.1	$—	$—	$—	$17.1
Effective yield
Obligations related to securities sold under repurchase agreements	$.7	$5.9	$1.7	$8.3	$—	$—	$.4	$8.7
Effective yield		2.8%	3.3%
Subordinated notes and debentures	$—	$—	$.2	$.2	$2.9	$1.2	$—	$4.3
Effective yield			3.3%		6.3%	7.2%
Other	$33.7	$—	$—	$33.7	$—	$1.3	$10.8	$45.8
Shareholders' equity	$—	$—	$.5	$.5	$.2	$.8	$11.5	$13.0

Total liabilities and shareholders' equity	$97.8	$62.9	$39.8	$200.5	$32.7	$3.7	$41.1	$278.0

On-balance sheet position	$33.6	$(21.7)	$(13.6)	$(1.7)	$15.6	$1.4	$(15.3)	$—

Total pay side instruments[2]	$—	$(102.5)	$(14.4)	$(116.9)	$(22.8)	$(2.1)	$—	$(141.8)
Effective yield		2.7%	4.1%		5.1%	5.6%
Total receive side instruments[2]	$—	$86.7	$23.9	$110.6	$29.0	$2.2	$—	$141.8
Effective yield		2.3%	3.1%		4.2%	6.0%

Off-balance sheet position	$—	$(15.8)	$9.5	$(6.3)	$6.2	$.1	$—	$—

Net position	$33.6	$(37.5)	$(4.1)	$(8.0)	$21.8	$1.5	$(15.3)	$—

1
The above table details the earlier of maturity or repricing date of interest sensitive instruments. Contractual repricing may be adjusted according to management estimates for prepayments or early redemptions that are independent of changes in interest rates. Off-balance sheet transactions include only transactions that are put into place as hedges of items not included in the trading account. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities are presented in the floating rate category.

2
Notional principal amounts.

Interest rate risk by currency

2002	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
	(billions of dollars)
Canadian currency on-balance sheet position	$11.9	$(2.6)	$(1.2)	$8.1	$12.5	$.6	$(22.6)	$(1.4)
Foreign currency on-balance sheet position	21.7	(19.1)	(12.4)	(9.8)	3.1	.8	7.3	1.4

On-balance sheet position	33.6	(21.7)	(13.6)	(1.7)	15.6	1.4	(15.3)	—

Canadian currency off-balance sheet position	—	(18.2)	5.7	(12.5)	7.8	.4	—	(4.3)
Foreign currency off-balance sheet position	—	2.4	3.8	6.2	(1.6)	(.3)	—	4.3

Off-balance sheet position	—	(15.8)	9.5	(6.3)	6.2	.1	—	—

Net position	$33.6	$(37.5)	$(4.1)	$(8.0)	$21.8	$1.5	$(15.3)	$—

Interest rate risk

2001	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
	(billions of dollars)
Total assets	$139.2	$47.5	$27.7	$214.4	$48.9	$4.2	$20.3	$287.8
Total liabilities and shareholders' equity	92.0	90.5	34.3	216.8	28.2	4.9	37.9	287.8

On-balance sheet position	47.2	(43.0)	(6.6)	(2.4)	20.7	(.7)	(17.6)	—

Off-balance sheet position	—	(13.3)	10.6	(2.7)	2.0	.7	—	—

Net position	$47.2	$(56.3)	$4.0	$(5.1)	$22.7	$—	$(17.6)	$—

NOTE 15 Derivative financial instruments

        The Bank enters into derivative financial instruments, as described below, for trading and for risk management purposes.

        Interest rate swaps involve the exchange of fixed and floating interest payment obligations based on a predetermined notional amount. Foreign exchange swaps involve the exchange of the principal and fixed interest payments in different currencies. Cross-currency interest rate swaps involve the exchange of both the principal amount and fixed and floating interest payment obligations in two different currencies.

        Forward rate agreements are contracts fixing an interest rate to be paid or received on a notional amount of specified maturity commencing at a specified future date.

        Foreign exchange forward contracts are commitments to purchase or sell foreign currencies for delivery at a specified date in the future at a fixed rate.

        Futures are future commitments to purchase or deliver a commodity or financial instrument on a specified future date at a specified price. Futures are traded in standardized amounts on organized exchanges and are subject to daily cash margining.

        Options are agreements between two parties in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged. The writer receives a premium for selling this instrument.

        The Bank also transacts equity, commodity and credit derivatives in both the exchange and over-the-counter markets.

        Notional principal amounts, upon which payments are based, are not indicative of the credit risk associated with derivative financial instruments.

Over-the-counter and exchange traded derivative financial instruments

	Trading
Notional principal	Over-the- counter	Exchange traded	Total	Non-trading	2002 Total	2001 Total
	(billions of dollars)
Interest rate contracts
Futures	$—	$186.9	$186.9	$—	$186.9	$180.1
Forward rate agreements	161.7	—	161.7	65.9	227.6	135.7
Swaps	611.8	—	611.8	221.2	833.0	699.4
Options written	45.4	—	45.4	1.0	46.4	44.2
Options purchased	12.9	.6	13.5	40.8	54.3	51.0

Foreign exchange contracts
Forward contracts	480.0	—	480.0	33.3	513.3	478.7
Swaps	10.3	—	10.3	—	10.3	9.0
Cross-currency interest rate swaps	86.1	—	86.1	20.8	106.9	97.1
Options written	29.3	—	29.3	—	29.3	19.3
Options purchased	22.7	—	22.7	—	22.7	16.7

Other contracts[1]	113.9	16.4	130.3	3.3	133.6	105.1

Total	$1,574.1	$203.9	$1,778.0	$386.3	$2,164.3	$1,836.3

1
Includes equity, commodity and credit derivatives.

Derivative financial instruments by term to maturity

	Remaining term to maturity
Notional principal	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	2002 Total	2001 Total
	(billions of dollars)
Interest rate contracts
Futures	$140.8	$46.1	$—	$—	$186.9	$180.1
Forward rate agreements	210.5	17.1	—	—	227.6	135.7
Swaps	428.7	149.5	94.5	160.3	833.0	699.4
Options written	22.8	12.4	6.5	4.7	46.4	44.2
Options purchased	28.6	17.3	4.9	3.5	54.3	51.0

Foreign exchange contracts
Forward contracts	493.6	18.9	.7	.1	513.3	478.7
Swaps	1.1	1.4	2.8	5.0	10.3	9.0
Cross-currency interest rate swaps	33.6	22.2	16.4	34.7	106.9	97.1
Options written	27.9	1.3	.1	—	29.3	19.3
Options purchased	22.0	.6	.1	—	22.7	16.7

Other contracts[1]	39.7	35.4	40.6	17.9	133.6	105.1

Total	$1,449.3	$322.2	$166.6	$226.2	$2,164.3	$1,836.3

1
Includes equity, commodity and credit derivatives.

        The Bank is exposed to market risk as a result of price volatility in the derivatives and cash markets relating to movements in interest rates, foreign exchange rates, equity prices and credit spreads. This risk is managed by senior officers responsible for the Bank's trading business and is monitored separately by the Bank's Risk Management Division.

        The estimated fair value of exchange traded derivative financial instruments is based on quoted market rates plus or minus daily margin settlements. This results in minimal fair values as these instruments are effectively settled on a daily basis. The estimated fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics. The fair value of over-the-counter derivative financial instruments also reflects the impact of valuation adjustments which recognize the need to cover market, liquidity and credit risks, as well as the cost of capital and administrative expenses over the life of the contract.

Fair value of derivative financial instruments

			2002		2001
	Average[1] fair value for the year
			Year-end fair value		Year-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative
	(millions of dollars)
Derivative financial instruments held or issued for trading purposes:
Interest rate contracts
Forward rate agreements	$97	$99	$161	$166	$96	$107
Swaps	9,773	9,571	13,297	13,294	11,275	11,287
Options written	—	702	—	1,008	—	714
Options purchased	681	—	912	—	700	—

Total interest rate contracts	10,551	10,372	14,370	14,468	12,071	12,108

Foreign exchange contracts
Forward contracts	5,260	4,985	5,124	4,360	4,142	3,506
Swaps	388	437	416	501	352	472
Cross-currency interest rate swaps	2,901	3,444	2,327	3,051	2,748	4,155
Options written	—	131	—	122	—	104
Options purchased	151	—	159	—	118	—

Total foreign exchange contracts	8,700	8,997	8,026	8,034	7,360	8,237

Other contracts[2]	2,333	2,109	3,343	3,452	2,004	1,425

Fair value — trading	$21,584	$21,478	$25,739	$25,954	$21,435	$21,770

Derivative financial instruments held or issued for non-trading purposes:
Interest rate contracts
Forward rate agreements			$27	$25	$57	$7
Swaps			1,311	1,548	2,038	2,152
Options written			—	—	—	19
Options purchased			95	—	218	—

Total interest rate contracts			1,433	1,573	2,313	2,178

Foreign exchange contracts
Forward contracts			785	1,110	989	833
Cross-currency interest rate swaps			286	197	492	271

Total foreign exchange contracts			1,071	1,307	1,481	1,104

Other contracts[2]			97	27	18	—

Fair value — non-trading			2,601	2,907	3,812	3,282

Total fair value			$28,340	$28,861	$25,247	$25,052

1
The average fair value of trading derivative financial instruments for the year ended October 31, 2001 was: Positive $16,286 million and Negative $16,162 million. Averages are calculated on a monthly basis.

2
Includes equity, commodity and credit derivatives.

        Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures.

        On the following schedule, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit exposure of derivative financial instruments at year end

	2002			2001
	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
	(millions of dollars)
Interest rate contracts
Forward rate agreements	$188	$273	$58	$153	$258	$57
Swaps	14,608	18,120	4,501	13,294	16,110	3,944
Options purchased	925	1,089	294	854	998	271

Total interest rate contracts	15,721	19,482	4,853	14,301	17,366	4,272

Foreign exchange contracts
Forward contracts	5,826	11,030	2,671	4,960	9,528	2,465
Swaps	416	1,015	294	352	911	272
Cross-currency interest rate swaps	2,613	7,482	1,754	3,240	8,013	1,920
Options purchased	66	324	81	55	255	78

Total foreign exchange contracts	8,921	19,851	4,800	8,607	18,707	4,735

Other contracts[2]	2,163	11,567	3,129	1,914	9,253	2,631

Total derivative financial instruments	$26,805	$50,900	$12,782	$24,822	$45,326	$11,638

Less impact of master netting agreements and collateral	18,176	26,974	6,523	15,779	21,734	5,265

	$8,629	$23,926	$6,259	$9,043	$23,592	$6,373

1
Exchange traded instruments and forward foreign exchange contracts maturing within 14 days are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada. The total positive fair value of the excluded contracts at October 31, 2002 was $1,535 million (2001 — $425 million).

2
Includes equity, commodity and credit derivatives.

NOTE 16 Contingent liabilities and commitments

        (a) In the normal course of business, the Bank enters into various off-balance sheet commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

        Guarantees and standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

        Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the goods to which they relate.

        Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans, customers' liability under acceptances, guarantees and letters of credit.

        The credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit instruments

	2002	2001
	(millions of dollars)
Guarantees and standby letters of credit	$8,767	$8,373
Documentary and commercial letters of credit	1,497	1,519
Commitments to extend credit
Original term to maturity of one year or less	45,472	47,736
Original term to maturity of more than one year	22,097	29,621

	$77,833	$87,249

        (b) The premises and equipment net rental expense charged to net income for the year ended October 31, 2002 was $507 million (2001 — $489 million).

        The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment where the annual rental is in excess of $100 thousand are detailed as follows.

(millions of dollars)
2003	$349
2004	284
2005	229
2006	190
2007	154
2008 and thereafter	469

$1,675

        (c) The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

        (d) In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2002 securities and other assets with a carrying value of $23 billion (2001 — $33 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2002, assets with a carrying value of $2 billion (2001 — $2 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

        (e) In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2002 amounted to $4 billion (2001 — $2 billion).

NOTE 17 Concentration of credit risk

        Concentration of credit exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions.

On-balance sheet assets

        The percentage of total loans outstanding by geographic location of borrowers was as follows at September 30.

	2002	2001
Canada[1]	83%	81%
United States	12	14
Other countries	5	5

1
The largest concentration in Canada is Ontario at 53% (2001 — 50%).

        No single industry segment accounted for more than 5% of the total loans and customers' liability under acceptances.

Off-balance sheet financial instruments

(a)
Credit instruments

        At October 31, 2002, the Bank had commitments and contingent liability contracts in the amount of $77,833 million (2001 — $87,249 million). Included are commitments to extend credit totalling $67,569 million (2001 — $77,357 million), of which the credit risk was dispersed as follows at October 31.

	2002	2001
Canada	51%	45%
United States	39	42
United Kingdom	5	7
Other countries	5	6

        Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows at October 31.

	2002	2001
Financial institutions	39%	34%
Utilities	11	13
Government	10	8
Oil and gas	6	6
Telecommunications	5	7

(b)
Derivative financial instruments

        At October 31, 2002, the current replacement cost of derivative financial instruments amounted to $26,805 million (2001 — $24,822 million). Based on the location of the ultimate counter-party, the credit risk was allocated as follows at October 31.

	2002	2001
Europe — excluding the United Kingdom	32%	27%
United States	32	31
Canada	16	21
United Kingdom	13	12
Other countries	7	9

        The largest concentration by counterparty type was with financial institutions, which accounted for 87% of the total (2001 — 84%). No other industry segment exceeded 5% of the total.

NOTE 18 Segmented information

        The Bank's operations and activities are organized around the following operating business segments: TD Canada Trust, TD Securities and TD Wealth Management.

        TD Canada Trust provides financial services to consumers and small and medium-sized businesses. TD Securities provides services in the areas of investment banking, merchant banking, mergers and acquisitions, fixed income, foreign exchange, derivative products, high yield, money market, equities and corporate banking. TD Wealth Management provides investment management services to institutional and retail investors as well as global self-directed brokerage services.

        The Other category includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments and corporate level tax benefits, restructuring costs and residual unallocated revenues and expenses.

        Results of each segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. Transfer pricing of funds sold or purchased, and of commissions for services provided are generally at market rates. The Bank measures the performance of each segment based on net income (loss) before non-cash goodwill and intangible amortization and certain special items (net income (loss) — cash basis), return on equity and economic profit.

Results by business segment

2002	TD Canada Trust	TD Securities	TD Wealth Management	Other	Total
	(millions of dollars)
2002
Net interest income (on a taxable equivalent basis)	$4,058	$1,496	$435	$(467)	$5,522
Provision for credit losses	505	2,490	—	(70)	2,925
Other income	1,710	1,159	1,777	283	4,929
Non-interest expenses excluding non-cash intangible amortization	3,501	1,232	1,961	60	6,754

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,762	(1,067)	251	(174)	772
Provision for (benefit of) income taxes (on a taxable equivalent basis)	648	(404)	120	(184)	180
Non-controlling interest in net income of subsidiaries	—	—	—	34	34

Net income (loss) — cash basis	$1,114	$(663)	$131	$(24)	$558

Non-cash intangible amortization, net of income taxes					634

Net income (loss) — accrual basis					$(76)

Total assets	$114,600	$131,100	$23,700	$8,640	$278,040

2001
Net interest income (on a taxable equivalent basis)	$3,951	$886	$480	$(681)	$4,636
Provision for credit losses	380	327	—	213	920
Other income	1,688	2,251	1,834	674	6,447
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	3,467	1,368	2,031	59	6,925
Restructuring costs	—	—	—	239	239

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,792	1,442	283	(518)	2,999
Provision for (benefit of) income taxes (on a taxable equivalent basis)	702	528	129	(417)	942
Non-controlling interest in net income of subsidiaries	—	—	6	39	45

Net income (loss) — cash basis	$1,090	$914	$148	$(140)	$2,012

Non-cash intangible amortization, net of income taxes					440
Non-cash goodwill amortization, net of income taxes					189

Net income — accrual basis					$1,383

Total assets	$112,200	$145,200	$23,200	$7,238	$287,838

2000
Net interest income (on a taxable equivalent basis)	$3,265	$428	$604	$(493)	$3,804
Provision for credit losses	332	210	1	(63)	480
Other income	1,438	2,295	2,379	288	6,400
Non-interest expenses excluding non-cash goodwill/intangible amortization	2,944	1,189	2,167	7	6,307
Restructuring costs	—	—	—	475	475

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,427	1,324	815	(624)	2,942
Provision for (benefit of) income taxes (on a taxable equivalent basis)	602	546	345	(375)	1,118
Non-controlling interest in net income of subsidiaries	—	—	36	41	77

Net income (loss) — cash basis	$825	$778	$434	$(290)	$1,747

Non-cash intangible amortization, net of income taxes					589
Non-cash goodwill amortization, net of income taxes					133

Net income — accrual basis					$1,025

Results by geographic distribution

        The Bank earns revenue in Canada and in international locations. Reporting of revenue is based on the geographic location of the unit responsible for recording the revenue, while the reporting of assets is based on the location where assets are recorded.

	Total revenue (on a taxable equivalent basis)	Income (loss) before provision for income taxes and non-controlling interest	Net income (loss)	Total assets
	(millions of dollars)
2002
Canada	$7,805	$1,072	$776	$171,562
Internationa1[1]	2,646	(1,520)	(852)	106,478

Total	$10,451	$(448)	$(76)	$278,040

2001
Canada	$7,920	$365	$595	$171,587
Internationa1[1]	3,163	899	788	116,251

Total	$11,083	$1,264	$1,383	$287,838

2000
Canada	$6,810	$176	$185	$183,053
Internationa1[1]	3,394	1,222	840	81,765

Total	$10,204	$1,398	$1,025	$264,818

1
Includes United States total revenue (on a taxable equivalent basis) of $1,563 million (2001 — $1,677 million; 2000 — $2,595 million).

NOTE 19 Acquisitions and dispositions

(a)  Sale of mutual fund record keeping and custody business

        During the year, the Bank sold its mutual fund record keeping and custody business and recorded a pre-tax gain of $40 million.

(b)  Acquisition of Stafford and LETCO

        On March 1, 2002, the Bank completed the acquisition of the securities and trading technology platform and listed equity options market-making businesses of the Stafford group of firms (Stafford) and the LETCO group (LETCO). The purchase price consisted of an initial cash payment of approximately $428 million. The acquisition was accounted for by the purchase method and the results of Stafford and LETCO's operations have been included in the consolidated statement of operations from March 1, 2002. Goodwill arising from the acquisition was $379 million.

(c)  Acquisition of TD Waterhouse shares

        On November 26, 2001, the Bank completed the acquisition of the outstanding common shares of TD Waterhouse Group, Inc. (TD Waterhouse) that it did not own for total consideration of approximately $605 million. Goodwill arising from the acquisition was $233 million. On November 1, 2001, the Bank issued approximately 11 million common shares for cash proceeds of $400 million to partially fund the transaction.

(d)  Acquisition of R.J. Thompson Holdings, Inc.

        On November 1, 2001, TD Waterhouse acquired R.J. Thompson Holdings, Inc. (RJT), a direct access brokerage firm, for total cash consideration of $122 million. Goodwill arising from the acquisition was $120 million. The results of RJT have been included in the consolidated statement of operations from November 1, 2001. In addition, contingent purchase price payments of up to $24 million were payable upon achievement of certain results. In the fourth quarter of 2002, $8 million was paid relating to the contingent purchase price payments and subsequent to October 31, 2002 an additional $14 million was paid to satisfy the remaining contingent purchase price payments required under the purchase agreement. These payments relate to finite life intangible assets which are amortized on a straight-line basis over the expected period of benefit of three years.

(e)  Acquisition of Newcrest Holdings Inc.

        The Bank acquired all of the outstanding Class A and Class B common shares of Newcrest Holdings Inc. (Newcrest), a holding company for the securities dealer Newcrest Capital Inc., effective November 1, 2000. The total consideration in respect of this purchase amounted to $225 million, paid in Bank common shares of $181 million and cash of $44 million. The acquisition was accounted for by the purchase method and the results of Newcrest's operations have been included in the consolidated statement of operations from November 1, 2000. Until October 31, 2001, goodwill arising from the transaction of $160 million was amortized on a straight-line basis over the expected period of benefit of 10 years. Beginning November 1, 2001, the remaining goodwill is tested for impairment as discussed in Note 1.

(f)    Sale of investment real estate

        During fiscal 2001, the Bank sold certain investment real estate for a pre-tax gain on sale of $350 million, net of deferrals.

(g)  Acquisition of CT Financial Services Inc.

        On February 1, 2000, the Bank acquired substantially all of the common shares of CT Financial Services Inc. (CT), a holding company for a group of companies which together operated as a Canadian financial services company under the name Canada Trust. The total consideration in respect of this purchase amounted to $7,998 million, paid in cash. The cash for the acquisition was obtained as follows.

(millions of dollars)
Issue of common shares	$700
Issue of preferred shares	410
Issue of trust units of subsidiary	900
Issue of subordinated notes	750
Wholesale deposits	5,263
Less: fees and expenses	(25)

Total	$7,998

        The acquisition was accounted for by the purchase method and the results of CT's operations have been included in the consolidated statement of operations from the date of acquisition. Until October 31, 2001, goodwill arising from the transaction was amortized on a straight-line basis over the expected period of benefit of 10 years. Beginning November 1, 2001, the remaining goodwill is tested for impairment as discussed in Note 1. Intangible assets are being amortized on a double declining basis over eight years, based upon their estimated useful lives.

        Details of the consideration given and the fair values of the net assets acquired are as follows:

(millions of dollars)
Fair value of assets acquired
Cash and cash equivalents	$831
Securities purchased under resale agreements	1,219
Securities	14,082
Loans	28,352
Intangible assets
Core deposit intangibles	2,264
Other identifiable intangibles	4,596
Other assets	2,807
Assets held for sale	2,012

56,163

Less liabilities assumed and non-controlling interest in subsidiaries
Deposits	41,414
Obligations related to securities sold short	230
Obligations related to securities sold under repurchase agreements	1,099
Other liabilities	2,928
Future tax liability on intangibles	2,950
Subordinated debentures	350
Non-controlling interest in subsidiaries	375

49,346

Fair value of identifiable net assets acquired	6,817
Goodwill	1,181

Total purchase consideration	$7,998

NOTE 20 Restructuring costs

        During the fourth quarter of fiscal 2001, TD Securities announced a restructuring of its operations and as a result recorded pre-tax restructuring costs of $130 million. The restructuring costs related primarily to employee severance. The restructuring was substantially completed by the end of the fourth quarter of fiscal 2002.

        In the third quarter of fiscal 2001, TD Waterhouse announced a restructuring of its operations and pre-tax costs of $54 million were charged to income, primarily for employee severance and real estate rationalization. The restructuring was completed by the end of the third quarter of fiscal 2002.

        At the time of the acquisition of Newcrest in 2001, the Bank determined it was necessary to restructure the combined operations. Pre-tax restructuring costs of $55 million were charged to income in the first quarter of fiscal 2001, primarily for employee severance. The restructuring was completed by the end of the second quarter of fiscal 2001.

        In 2000, following the acquisition of CT, the Bank determined that it was necessary to restructure the combined operations. Pre-tax restructuring costs of $475 million were recorded in the second quarter of fiscal 2000. The restructuring costs related primarily to severance and employee support costs, branch closures, rationalization of regional and head office space requirements, lease termination, and other expenses. The restructuring was substantially completed by the end of the fourth quarter of fiscal 2002. The remaining accrual of $28 million at October 31, 2002 will be incurred in fiscal 2003 and is included in other liabilities in the consolidated balance sheet.

	Human Resources	Real Estate	Technology	Other	Total
	(millions of dollars)
Balance at beginning of year	$192	$127	$14	$4	$337
Amount utilized during the year
CT	66	84	13	2	165
TD Waterhouse	2	12	—	1	15
TD Securities	118	2	—	1	121

Balance at end of year	$6	$29	$1	$—	$36

NOTE 21 Earnings (loss) per common share

        Basic and diluted earnings (loss) per common share at October 31 are as follows:

	2002	2001	2000
	(millions of dollars)
Basic earnings (loss) per common share
Net income (loss)	$(76)	$1,383	$1,025
Preferred dividends	84	83	56

Net income (loss) applicable to common shares	(160)	1,300	969
Average number of common shares outstanding (millions)	641.0	627.0	621.6
Basic earnings (loss) per common share	$(.25)	$2.07	$1.56

Diluted earnings (loss) per common share
Net income (loss) applicable to common shares	$(160)	$1,300	$969
Average number of common shares outstanding (millions)	641.0	627.0	621.6
Stock options potentially exercisable as determined under the treasury stock method[1]	5.9	8.5	10.5

Average number of common shares outstanding — diluted	646.9	635.5	632.1
Diluted earnings (loss) per common share[2]	$(.25)	$2.05	$1.53

1
Excluded from the computation of diluted earnings (loss) per common share were weighted average options outstanding of 7,944,584 with a weighted exercise price of $40.14 (2001 — 2,586,705 at $41.69; 2000 — 1,808,848 at $36.21) as the options' exercise prices were greater than the average market price of the Bank's common shares.

2
For 2002, the effect of stock options potentially exercisable on earnings (loss) per common share was anti-dilutive, therefore basic and diluted earnings (loss) per common share are the same.

NOTE 22 Reconciliation of Canadian and United States generally accepted accounting principles

        The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada (Canadian GAAP).

        Differences at October 31 between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net income (loss)

	2002	2001	2000
	(millions of dollars)
Net income (loss) based on Canadian GAAP	$(76)	$1,383	$1,025
Stock-based compensation	60	64	(89)
Employee future benefits	(9)	5	(12)
Restructuring costs	(101)	(50)	216
Loan securitizations	25	(3)	26
Non-controlling interest in TD Mortgage Investment Corporation	(14)	(13)	(12)
Future income taxes	17	54	(54)
Available for sale securities	(73)	(48)	—
Derivative instruments and hedging activities	76	142	—
Other	—	(3)	(5)

Net income (loss) based on U.S. GAAP	(95)	1,531	1,095
Preferred dividends	70	70	44

Net income (loss) applicable to common shares based on U.S. GAAP	$(165)	$1,461	$1,051

Basic earnings (loss) per common share — U.S. GAAP	$(.26)	$2.32	$1.69
— Canadian GAAP	(.25)	2.07	1.56

Diluted earnings (loss) per common share — U.S. GAAP	$(.26)	$2.30	$1.66
— Canadian GAAP	(.25)	2.05	1.53

Consolidated statement of comprehensive income (loss)

	2002	2001	2000
	(millions of dollars)
Net income (loss) based on U.S. GAAP	$(95)	$1,531	$1,095
Other comprehensive income (loss), net of income taxes
Net change in unrealized gains and losses on available for sale securities	(226)	282	170
Reclassification to earnings in respect of available for sale securities	75	48	—
Change in unrealized foreign currency translation gains and losses[1]	(32)	171	2
Change in gains and losses on derivative instruments designated as cash flow hedges	180	(328)	—
Reclassification to earnings of gains and losses on cash flow hedges	21	15	—
Gains arising from adoption of new accounting standard for derivative instruments	—	20	—
Minimum pension liability adjustment	(114)	—	—

Comprehensive income (loss)	$(191)	$1,739	$1,267

1
Fiscal 2002 includes $90 million (2001 — $(278) million) of after-tax gains (losses) arising from hedges of the Bank's investment positions in foreign operations.

Condensed consolidated balance sheet

	2002			2001
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	(millions of dollars)
Assets
Cash resources	$6,538	$—	$6,538	$5,945	$—	$5,945
Securities purchased under resale agreements	13,060	—	13,060	20,205	—	20,205
Securities
Investment	28,802	1,838	30,640	31,010	2,088	33,098
Trading	53,395	—	53,395	66,184	—	66,184
Loans	122,627	6,454	129,081	128,795	7,442	136,237
Derivatives' market revaluation	25,739	3,078	28,817	21,435	4,105	25,540
Intangible assets	3,383	29	3,412	4,381	—	4,381
Goodwill	3,134	64	3,198	2,298	64	2,362
Other assets	21,362	36	21,398	7,585	50	7,635

Total assets	$278,040	$11,499	$289,539	$287,838	$13,749	$301,587

Liabilities
Deposits	$189,190	$—	$189,190	$193,914	$—	$193,914
Derivatives' market revaluation	25,954	3,328	29,282	21,770	3,867	25,637
Other liabilities	44,262	7,835	52,097	52,586	9,510	62,096
Subordinated notes and debentures	4,343	—	4,343	4,892	—	4,892
Non-controlling interest in subsidiaries	1,250	350	1,600	1,272	350	1,622

Total liabilities	264,999	11,513	276,512	274,434	13,727	288,161

Shareholders' equity
Preferred shares	1,485	(350)	1,135	1,492	(350)	1,142
Common shares	2,846	—	2,846	2,259	—	2,259
Retained earnings	8,710	(185)	8,525	9,653	(260)	9,393
Accumulated other comprehensive income
Net unrealized gains on available for sale securities	—	368	368	—	519	519
Foreign currency translation adjustments	—	374	374	—	406	406
Derivative instruments	—	(107)	(107)	—	(293)	(293)
Minimum pension liability adjustment	—	(114)	(114)	—	—	—

Total shareholders' equity	13,041	(14)	13,027	13,404	22	13,426

Total liabilities and shareholders' equity	$278,040	$11,499	$289,539	$287,838	$13,749	$301,587

Stock-based compensation

        Until October 5, 2002, under the Bank's stock option plan, option holders could elect to receive cash for the options equal to their intrinsic value, being the excess of the market value of the share over the option exercise price at the date of exercise. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under the then current Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, $60 million (2001 — $64 million; 2000 — $(89) million) was credited (expensed) for U.S. GAAP purposes. Effective October 6, 2002, the plan was amended so that new grants of options and all outstanding options can only be settled for shares. As a result, for the purposes of U.S. GAAP the accrued liability for stock options of $39 million after-tax was reclassified to capital as at October 6, 2002. For fiscal 2003, the Bank intends to expense stock option awards for both Canadian and U.S. GAAP purposes and consequently the Bank does not expect any material future difference between Canadian and U.S. GAAP for stock options.

Employee future benefits

        Under Canadian GAAP, the Bank adopted the employee future benefits standard in fiscal 2001 on a retroactive basis without restatement. The Canadian standard requires the accrual of employee future benefits. Previous Canadian GAAP permitted non-pension benefits to be expensed as paid. U.S. GAAP similarly requires the accrual of employee future benefits. For purposes of U.S. GAAP, the Bank adopted the employee future benefits standard on a prospective basis. Consequently, differences between U.S. and Canadian GAAP remain, as the transitional impacts will be amortized over the expected average remaining service life of the employee group.

        U.S. GAAP also requires an additional minimum liability to be recorded if the accumulated benefit obligation is greater than the fair value of plan assets. Canadian GAAP has no such requirement. In fiscal 2002, for U.S. GAAP purposes, the Bank recognized the amounts noted in the table below in the consolidated balance sheet.

(millions of dollars)
Prepaid pension expense	$117
Intangible asset	8
Accumulated other comprehensive income before income taxes	186

Net amount recognized	$311

Restructuring costs

        Under previous Canadian GAAP, restructuring costs incurred in respect of an acquired company could be accrued as a liability provided that a restructuring plan detailing all significant actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. U.S. GAAP and current Canadian GAAP require that restructuring costs related to an acquired company be included as a liability in the allocation of the purchase price, thereby increasing goodwill. U.S. GAAP also requires that all restructuring costs be incurred within one year of a restructuring plan's approval by management and that all employees to be involuntarily terminated be notified of their termination benefit arrangement. In accordance with U.S. GAAP, restructuring costs of $101 million after-tax have been recognized during fiscal 2002 (2001 — $188 million; 2000 — $55 million). There were no restructuring costs under Canadian GAAP for fiscal 2002 (2001 — $138 million; 2000 — $271 million).

Loan securitizations

        U.S. GAAP and current Canadian GAAP require gains on loan securitizations to be recognized in income immediately. Under previous Canadian GAAP, gains were recognized only when received in cash by the Bank.

        During fiscal 2001, the Bank adopted the U.S. accounting standard for transfers and servicing of financial assets and extinguishments of liabilities. The principal impact of this new U.S. standard on the Bank's financial statements is to require consolidation of special purpose entities (SPEs) in circumstances where the SPE is considered a single-seller and either its activities are not sufficiently limited or it does not have a minimum 3% external equity investment. Canadian GAAP requires consolidation of such SPEs only when the Bank retains substantially all the residual risks and rewards of the SPE.

Non-controlling interest

        Under U.S. GAAP, preferred shares of the Bank's subsidiary, TD Mortgage Investment Corporation, are presented as a non-controlling interest on the consolidated balance sheet, and the net income applicable to the non-controlling interest is presented separately on the consolidated statement of operations. Under Canadian GAAP, these preferred shares are included within the total preferred shares presented on the consolidated balance sheet.

Future income taxes

        Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law.

Investment securities

        U.S. GAAP requires that investment securities be classified as either "available for sale" or "held to maturity", and requires available for sale securities to be reported on the balance sheet at their estimated fair values. Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in other comprehensive income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from other comprehensive income to the statement of income. For U.S. GAAP, the Bank accounts for substantially all investment securities as available for sale. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.

        In addition, under U.S. GAAP certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for obligations to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the consolidated balance sheet.

Derivative instruments and hedging activities

        The Bank adopted the U.S. standard relating to derivative instruments and hedging activities on November 1, 2000 and recorded a cumulative transition adjustment recognizing after-tax gains of $10 million in net income and $20 million in other comprehensive income in fiscal 2001. U.S. GAAP requires all derivative instruments be reported on the consolidated balance sheet at their fair values, with changes in the fair value for derivatives that are not hedges reported through the consolidated statement of operations. U.S. GAAP provides specific guidance on hedge accounting including the measurement of hedge ineffectiveness, limitations on hedging strategies and hedging with intercompany derivatives. For fair value hedges, the Bank is hedging changes in the fair value of assets, liabilities or firm commitments and changes in the fair values of the derivative instruments are recorded in income. For cash flow hedges, the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in income. For fiscal 2002, deferred net losses on derivative instruments of $68 million (2001 — $132 million) included in other comprehensive income are expected to be reclassified to earnings during the next twelve months. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum of 20 years, although a substantial majority is under two years. The ineffective portion of hedging derivative instruments' changes in fair values are immediately recognized in income. For fiscal 2002, under U.S. GAAP, the Bank recognized pre-tax gains of $3 million (2001 — $13 million) for the ineffective portion of cash flow hedges.

        Under Canadian GAAP, the Bank recognizes only derivatives used in trading activities at fair value on the consolidated balance sheet, with changes in fair value included in income.

Foreign currency translation adjustments

        U.S. GAAP requires foreign currency translation adjustments arising from subsidiaries where the functional currency is other than the Canadian dollar to be presented net of taxes in other comprehensive income, a separate component of shareholders' equity. Under Canadian GAAP, foreign currency translation adjustments are presented in retained earnings.

NOTE 23 Future accounting changes

Hedging relationships

        During the year, the Canadian Institute of Chartered Accountants (CICA) issued an accounting guideline on hedging relationships. The guideline is effective for the Bank beginning November 1, 2003. The guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives and is based on many of the principles outlined in the U.S. standard relating to derivative instruments and hedging activities. Specifically, the guideline provides detailed guidance on (a) the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting; and (b) the discontinuance of hedge accounting. The Bank intends to implement the guideline in November 2003 and the impact on future results will depend on the Bank's hedging strategies and market volatility.

Stock-based compensation

        A new accounting standard on stock-based compensation has been issued which substantially harmonizes Canadian GAAP with U.S. GAAP and is effective for fiscal 2003. The new standard requires the use of the fair value method of accounting for awards that are direct awards of stock, or call for settlement in cash or other assets. For all other stock-based compensation awards the standard encourages but does not require the use of the fair value method of accounting. For fiscal 2003, the Bank has elected to apply the fair value method of accounting for stock options; therefore, the Bank will recognize compensation expense for stock option awards granted after November 1, 2002. The impact of adopting this new accounting policy will be to increase the Bank's compensation expense and to reduce reported earnings per share. The amount of the additional compensation expense depends on the number of options granted and their fair value at the time of grant. Had the Bank adopted the new accounting standard on November 1, 2001, the impact would have been to reduce reported basic and diluted earnings per share by approximately two cents per share for the year ended October 31, 2002. The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.91%; (ii) expected option life of 5.5 years; (iii) expected volatility of 25% and (iv) expected dividends of 2.90%. The weighted-average fair value of each option granted was $9.48.

Consolidation of special purpose entities

        The Canadian Accounting Standards Board (AcSB) and the U.S. Financial Accounting Standards Board (FASB) issued similar exposure drafts relating to the consolidation of special purpose entities (SPEs), that provide more detailed guidance on when the Bank should consolidate a SPE. In Canada, the AcSB has yet to determine the effective date of these new consolidation requirements. For U.S. GAAP purposes, these new consolidation requirements are applicable to all SPEs created after the date the proposed guidance is issued and for SPEs created before that date, the guidance is expected to be applicable to those SPEs still existing as of the beginning of the Bank's fourth quarter of fiscal 2003. The Bank is currently evaluating the impact of the new guidance and as a result the impact is not yet quantifiable.

Accounting for costs associated with exit or disposal activities

        During the year, the U.S. FASB issued a new accounting standard, relating to accounting for costs associated with exit or disposal activities. The standard requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Bank is required to apply the standard for U.S. GAAP purposes prospectively to exit or disposal activities initiated after December 31, 2002.

Principal subsidiaries

		As at October 31, 2002
Canadian	Head office	Book value of all shares owned by the Bank
		(millions of dollars)
Commercial Mortgage Origination Company of Canada	Toronto, Canada	$50
Cotyledon Capital Inc.	Toronto, Canada	5
CT Financial Assurance Company	Toronto, Canada	12
First Nations Bank of Canada (89%)	Walpole Island, Canada	8
Meloche Monnex Inc.	Montreal, Canada	173
Meloche Monnex Insurance & Financial Services Inc.	Montreal, Canada
Meloche Monnex Financial Services Inc.	Montreal, Canada
Security National Insurance Company	Toronto, Canada
Primmum Insurance Company	Montreal, Canada
TD General Insurance Company	Toronto, Canada
TD Assurance Agency Inc.	Toronto, Canada
Newcrest Holdings Inc.	Toronto, Canada	3
TD Asset Finance Corp.	Toronto, Canada	—
TD Asset Management Inc.	Toronto, Canada	287
TD Capital Canadian Private Equity Partners Ltd.	Toronto, Canada	—
TD Capital Management L.P. (40.75%)	Toronto, Canada
TD Capital Group Limited	Toronto, Canada	347
TD Capital Trust	Toronto, Canada	360
TD Capital Trust II	Toronto, Canada	2
TD Futures Inc.	Toronto, Canada	—
TD Investment Management Inc.	Toronto, Canada	—
TD Investment Services Inc.	Toronto, Canada	223
TD Life Insurance Company	Toronto, Canada	18
TD MarketSite Inc.	Toronto, Canada	10
TD Mortgage Corporation	Toronto, Canada	7,311
Canada Trustco Mortgage Company	London, Canada
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands
Canada Trustco International Limited	Bridgetown, Barbados
CT Corporate Services Inc.	Toronto, Canada
The Canada Trust Company	Toronto, Canada
Truscan Property Corporation	Toronto, Canada
TD Pacific Mortgage Corporation	Toronto, Canada
TD Mortgage Investment Corporation	Calgary, Canada	87
TD Nordique Inc.	Vancouver, Canada	637
TD Parallel Private Equity Investors Ltd.	Toronto, Canada	44
TD Realty Limited	Toronto, Canada	17
TD Securities Inc.	Toronto, Canada	130
1390017 Ontario Limited	Toronto, Canada	—
1390018 Ontario Limited	Toronto, Canada	28

        Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Mortgage Investment Corporation, TD Capital Trust, TD Capital Trust II and First Nations Bank of Canada. Each subsidiary is incorporated in the country in which its head office is located.

As at October 31, 2002
United States	Head office	Book value of all shares owned by the Bank
(millions of dollars)
TD North American Limited Partnership	Delaware, U.S.A.	$297
TD Waterhouse Group, Inc.	New York, U.S.A.	2,894
CTUSA, Inc.	New Jersey, U.S.A.
TD Bank USA, F.S.B.	New Jersey, U.S.A.
National Investor Services Corp.	New York, U.S.A.
TD Waterhouse Advertising, Inc.	New York, U.S.A.
TD Waterhouse Asset Management, Inc.	New York, U.S.A.
TD Waterhouse Bank, N.A.	New Jersey, U.S.A.
Waterhouse Mortgage Services, Inc.	New Jersey, U.S.A.
TD Waterhouse Canada Inc.	Toronto, Canada
TD Waterhouse Capital Markets, Inc.	New Jersey, U.S.A.
TD Waterhouse European Acquisition Corporation	New York, U.S.A.
TD Waterhouse Holdings (Australia) Pty Ltd	Sydney, Australia
TD Waterhouse Investor Services, Inc.	New York, U.S.A
Toronto Dominion Holdings (U.S.A.), Inc.	Houston, U.S.A.	1,002
TD Equity Options, Inc.	Chicago, U.S.A.
TD Options Acquisition, Inc.	Chicago, U.S.A.
TD Securities (USA) Inc.	New York, U.S.A.
Toronto Dominion Capital (U.S.A.), Inc.	New York, U.S.A.
Toronto Dominion Investments, Inc.	Houston, U.S.A.
Toronto Dominion (New York), Inc.	New York, U.S.A.
Toronto Dominion (Texas), Inc.	Houston, U.S.A.
Other foreign
Carysforth Investment Limited (70%)	Grand Cayman, Cayman Islands	779
TD Asset Management Limited	London, England	2
TD Asset Management (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	6
TD Capital Canadian Private Equity Partners (Barbados) Ltd.	St. Michael, Barbados	—
TD European Finance Limited	St. Peter Port, Guernsey CI	—
TD Financial International Ltd.	Hamilton, Bermuda	—
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados
TD Haddington Services B.V.	Amsterdam, The Netherlands	1,168
Belgravia Securities Investments Limited (66.7%)	Grand Cayman, Cayman Islands
TD Guernsey Services Limited	St. Peter Port, Guernsey CI
TD European Funding Limited (60.99%)	St. Peter Port, Guernsey CI
Haddington Investments Ltd. (70%)	Grand Cayman, Cayman Islands	779
TD Ireland	Shannon, Ireland	157
TD Global Finance	Dublin, Ireland
TD Securities (Japan) Inc.	St. Michael, Barbados	17
TD Waterhouse Investor Services (UK) Limited	London, England	415
TD Waterhouse Investor Services (Europe) Limited	London, England

TD Waterhouse Pacific Ltd.	Port Louis, Mauritius	19
Toronto Dominion Australia Limited	Melbourne, Australia	48
Toronto Dominion Securities Pty. Limited	Melbourne, Australia
Toronto Dominion International Inc.	St. Michael, Barbados	217
The TD Bermuda Trust	Hamilton, Bermuda
TD Trust (Bermuda) Limited	Hamilton, Bermuda
Toronto Dominion Investments B.V.	Amsterdam, The Netherlands	305
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England
Toronto Dominion Finance (UK) Limited	London, England
Toronto Dominion International Limited	London, England
Toronto Dominion (United Kingdom) Limited	London, England
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey CI	1,657
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	579

        Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Mortgage Investment Corporation, TD Capital Trust, TD Capital Trust II and First Nations Bank of Canada. Each subsidiary is incorporated in the country in which its head office is located.

THE TORONTO-DOMINION BANK
INTEREST COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
FOR THE YEAR ENDED OCTOBER 31, 2002

        The Bank is required to disclose certain information to its noteholders. The Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $286 million for the year ended October 31, 2002. The Bank reported a net loss, before interest on subordinated debt and income tax, of $234 million for the year ended October 31, 2002, and accordingly did not provide interest coverage on its subordinated notes and debentures. On an operating cash basis1, the Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $286 million and the Bank's operating cash basis1 net income before interest on subordinated debt and income tax was $724 million which was 2.5 times its interest requirement for this period.

1
Operating cash basis results exclude the gain of the sale of the mutual fund record keeping and custody business in 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000), the effects of future tax rate reductions on future tax balances in 2001 and the effect of real estate gains and general provision increases in 2001. These restructuring costs and special items are transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of trends. In addition, cash-basis results exclude non-cash charges related to goodwill and identified intangible amortization. As explained, operating cash basis results are different from reported results determined in accordance with generally accepted accounting principles (GAAP). The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers.

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FORM 6-K SIGNATURES
Consolidated financial statements
Independent auditors' report to the directors
Comments by auditor for U.S. readers on Canada-U.S. reporting difference
Consolidated balance sheet
Consolidated statement of operations
Consolidated statement of changes in shareholders' equity
Consolidated statement of cash flows
Notes to consolidated financial statements
Bank Act
Securities maturity schedule at year end
Securities — Unrealized gains and losses
Loans and impaired loans
Allowance for credit losses
Goodwill
Intangible assets
Repayment schedule
TD Capital Trust Securities — Series 2009
TD Capital Trust Securities — Series 2012
Authorized
Preferred shares
Class A First Preferred Shares, Series G
Class A First Preferred Shares, Series H
Class A First Preferred Shares, Series I
Class A First Preferred Shares, Series J
Class A First Preferred Shares, Series K
Class A First Preferred Shares, Series L
TD Mortgage Investment Corporation Preferred Shares, Series A
Dividend rates on preferred shares
Common shares
Employee savings plan
Stock option plan
Other stock-based compensation plans
Dividend reinvestment plan
Dividend restrictions
Pension benefit plan
Other pension plans
Non-pension post-retirement benefit plans
Interest rate risk1
Interest rate risk by currency
Interest rate risk
Over-the-counter and exchange traded derivative financial instruments
Derivative financial instruments by term to maturity
Fair value of derivative financial instruments
Credit exposure of derivative financial instruments at year end
Credit instruments
On-balance sheet assets
Off-balance sheet financial instruments
Results by business segment
Results by geographic distribution
Net income (loss)
Consolidated statement of comprehensive income (loss)
Condensed consolidated balance sheet
Stock-based compensation
Employee future benefits
Restructuring costs
Loan securitizations
Non-controlling interest
Future income taxes
Investment securities
Derivative instruments and hedging activities
Foreign currency translation adjustments
Hedging relationships
Stock-based compensation
Consolidation of special purpose entities
Accounting for costs associated with exit or disposal activities
Principal subsidiaries
THE TORONTO-DOMINION BANK INTEREST COVERAGE ON SUBORDINATED NOTES AND DEBENTURES FOR THE YEAR ENDED OCTOBER 31, 2002